
13003728

2013

TRANSPORTATION **REAL ESTATE** **MINING ROYALTIES**


MACK
RN3519











PATRIOT TRANSPORTATION HOLDING, INC.


Patriot
TRANSPORTATION
HOLDING, INC.





Patriot Business Park's second build-to-suit under construction.



Florida Rock and Tank Lines, Inc.




FLORIDA ROCK & TANK LINES
3550


RIDA ROCK
ANK LINES
INC.
SONVILLE, FLORIDA
029628
MACK

CONSOLIDATED FINANCIAL HIGHLIGHTS

Years ended September 30
(Amounts in thousands except per share amounts)

	2013	2012	% Change
Revenues	$ 139,774	127,514	9.6
Operating profit	$ 20,434	14,101	44.9
Income from continuing operations	$ 15,385	7,711	99.5
Discontinued operations, net	$ -	97	(100.0)
Net income	$ 15,385	7,808	97.0
Per common share:			
Income from continuing operations:			
Basic	$ 1.62	.82	97.6
Diluted	$ 1.60	.81	97.5
Discontinued operations:			
Basic	$ .00	.01	(100.0)
Diluted	$ .00	.01	(100.0)
Net income:			
Basic	$ 1.62	.83	95.2
Diluted	$ 1.60	.82	95.1
Total Assets	$ 287,093	275,705	4.1
Total Debt	$ 49,904	62,370	(20.0)
Shareholders' Equity	$ 192,646	174,718	10.3
Common Shares Outstanding	9,564	9,441	1.3
Book Value Per Common Share	$ 20.14	18.51	8.8

BUSINESS. The Company is engaged in the transportation and real estate businesses. The Company's transportation business is conducted through a wholly owned subsidiary, Florida Rock & Tank Lines, Inc. (Tank Lines), which is a Southeastern U.S. based tank truck company concentrating in the hauling of primarily petroleum products and other liquids and dry bulk commodities. The Company's real estate group, comprised of FRP Development Corp. and Florida Rock Properties, Inc., acquires, constructs, leases, operates and manages land and buildings to generate both current cash flows and long-term capital appreciation. The real estate group also owns real estate which is leased under mining royalty agreements or held for investment.

OBJECTIVES. The Company's dual objectives are to continue building a substantial transportation company and a real estate company providing sound long-term growth, cash generation and asset appreciation.

TRANSPORTATION

- ☐ Internal growth is accomplished by a dedicated and competent work force emphasizing superior service to customers in existing markets, developing new transportation services for customers in current market areas and expanding into new market areas.

- ☐ External growth is designed to broaden the Company's geographic market area and delivery services by acquiring related businesses.

REAL ESTATE

- ☐ The growth plan is based on the acquisition, development and management of mining royalty lands and commercial warehouse/office rental properties located in appropriate sub-markets in order to provide long-term positive cash flows and capital appreciation.

Fiscal 2013 was a very good year. Operating profit increased in each of our segments quite significantly. We closed, finally, on the first phase of the Bird River Residential Project after several previous near misses. We found an acquisition candidate within our markets for our transportation segment and closed on that acquisition immediately following the end of the fiscal year. We added 349,918 square feet of space to our warehouse portfolio; we improved its occupancy by one percentage point; and we completed one build-to-suit building in our Patriot Business Park and commenced another for the same tenant during the year.

Transportation Segment. Once again, our transportation segment achieved a remarkable PAFR (Preventable Accident Frequency Ratio) that, while not quite as good as the two previous years, was better than any of the twelve prior years! Its operating profit for fiscal 2013 increased 25.1% over fiscal 2012. Our revenue producing driver count at the end of fiscal 2012 was 587 and at the end of 2013 was a record 625.

Our transportation segment grew, not only its top line, but continued its expansion of geographical base into South Carolina and North Carolina and with the Pipeline acquisition completed just after the end of the fiscal year, it will be able to increase its revenues year over year by more than 10% in fiscal 2014.

Developed Property Rentals. During fiscal 2013, our developed buildings and land segments achieved certain new milestones in performance. First of all, the occupancy rate rose by the end of the year back to 89.6%, much closer to the occupancy norms we experienced prior to the financial crisis of 2008 and 2009. The Windlass Run residential project went under contract twice more but the second contract proved to be effective and the first phase was closed during the last quarter of fiscal 2013. We were able to achieve a tax free exchange for a well located Transit Business Park in our Baltimore market adding another 232,318 square feet of rentable space.

Our Patriot Business Park near Manassas, Virginia, was our most active property during fiscal 2013. We completed our first build-to-suit for a tenant who occupied the building in January 2013. More significantly, that same tenant executed a new contract for a substantially identical build-to-suit that commenced construction and should be occupied during the second quarter of fiscal 2014. We also closed the sale of another parcel in such park with a small profit during the year. All in all, we started the fiscal year with 2,927,161 square feet of rentable space in our portfolio and we concluded the year with 3,277,079 square feet of rentable space in our portfolio with another 125,500 square feet under construction.

On the bottom line, our operating profit increased 85.8% as we were not burdened in 2013 with the environmental charge suffered at the end of fiscal 2012 with respect to our Anacostia property. And speaking of Anacostia, fiscal 2013 saw us complete our zoning approvals with the District of Columbia, complete the execution of our joint venture agreement with our partner for Phase I, MRP Realty, and, with the close of the year, drawings and specifications were being prepared in anticipation of a construction start for Phase I sometime prior to the conclusion of fiscal 2014.

Last year, in this letter, we noted that this segment contains the largest portion of our asset base and its performance on the old metric of return on capital employed after tax was less than we desired. We are happy to report that, during the year, we made strides on this metric as we were able to sell five separate parcels for a total of $15,520,000 lowering the amount of under-productive assets significantly by the close of 2013.

Mining and Royalties. For fiscal 2013, our mining and royalty segment grew its revenues by virtue of adding the new potential sand quarry in central Florida in the later part of fiscal 2012 and increased royalties at several other locations resulting in a operating profit increase for fiscal 2013 of 24.0% over fiscal 2012. While a number of our quarries are still receiving minimum royalties, the outlook for the sector seems improved over a year ago and we look forward to continuing growth in revenue and operating profit in this sector. During the year, the industry witnessed several transactions involving the purchase of future reserves by real estate investment trusts from existing operators such as Vulcan Materials. While these purchases were not a perfect parallel for our mining and royalties properties, they did illustrate that the value of such reserves may be significantly higher than simply a cap rate applied to the net operating income while the segment is at the low end of its cycle.

Spin-Off Considerations. During 2013, the Company explored the advisability and feasibility of a tax-free spin-off of our transportation segment. We have made no decision regarding a separation of the transportation and real estate business, but we are committed to pursuing a long-term strategy that maximizes value to our shareholders.

On a consolidated basis, our 2013 earnings represented 97.0% increase over fiscal 2012. This impressive increase did not happen accidently! It came about as a result of the dedication and discipline of all the men and women of our Patriot team to whom we hereby give the credit and express our sincere appreciation.
Finally, we note that fiscal 2013 generated a $17.9 million increase in shareholder equity. As always, we do not take lightly your continuing investment in our Company and look forward to achieving continuing growth in fiscal 2014. Thank you for your support.

Respectively yours,



John D. Baker II
Executive Chairman



Thompson S. Baker II
President & Chief Executive Officer

Transportation. During fiscal 2013, the Company's transportation segment operated through a wholly owned subsidiary, Florida Rock & Tank Lines, Inc. (Tank Lines). Tank Lines is engaged in hauling petroleum and other liquid and dry bulk commodities in tank trucks.

Tank Lines operates from terminals in Jacksonville, Orlando, Panama City, Pensacola, Port Everglades, Tampa and White Springs, Florida; Albany, Atlanta, Augusta, Bainbridge, Columbus, Macon and Savannah, Georgia; Chattanooga, Knoxville and Nashville, Tennessee; Birmingham and Montgomery, Alabama; Wilmington, North Carolina; and Spartanburg, South Carolina.

At September 30, 2013 the transportation segment owned and operated a fleet of 435 trucks and 533 trailers plus 3 additional trucks being prepared for service and 4 additional trucks that were being prepared for sale. During fiscal 2013, the transportation segment purchased 96 new tractors and 33 trailers. In fiscal 2011 and 2012, the Company purchased 120 new tractors. The fiscal 2014 capital budget includes 90 new tractors and 30 new trailers including binding commitments to purchase 40 tractors and 6 trailers at September 30, 2013. We are replacing a larger than average number of tractors purchased prior to 2007 engine changes required by the EPA. We anticipate this more modern fleet will result in reduced maintenance expenses, improved operating efficiencies and enhanced driver recruitment and retention.

The Company's transportation segment acquired certain assets of Pipeline Transportation, Inc. on November 7, 2013. Pipeline's operations have been conducted in the Florida and Alabama markets also served by Florida Rock and Tank Lines, Inc. For the twelve month period ending June 30, 2013, Pipeline had gross revenues of just over $16,500,000.

Mining Royalty Land. The mining royalty land segment owns and seeks to acquire land with construction aggregates deposits, a substantial portion of which is leased to Vulcan Materials Company under long-term mining royalty agreements, whereby the Company is paid a percentage of the revenues generated or annual minimums. The segment also owns mining related land held for future appreciation or development. In May 2012 the Company acquired approximately 1,200 acres near Lake Louisa, Florida which is west of Orlando, Florida for a purchase price of $11 million. The Company simultaneously executed a long-term royalty lease under which it receives a minimum monthly royalty payment until the tenant receives the necessary permits and begins mining sand. At September 30, 2013, the mining royalty land segment owned the following properties:

1) Locations currently being mined on a total of 10,423 acres in Grandin, Keuka and Newberry, Florida, Columbus, Macon and Tyrone, Georgia and Manassas, Virginia. Tons sold in 2013 totaled 4,459,000 leaving estimated reserves of 336,885,000 tons.

2) Locations under royalty agreements but not currently being mined on a total of 4,771 acres in Ft. Myers, Airgrove/Lake County, Marion County, Astatula/Lake County, and Lake Louisa, Florida, and Forest Park Georgia. Tons sold in 2013 totaled 25,000 leaving estimated reserves of 96,532,000 tons.

The Ft. Myers residential property in Lee County, Florida is part of a 1,993 acre site under a long-term mining lease to Vulcan. In June, 2010 the Company entered into a letter agreement with Vulcan Materials Company that required modifications to the existing mining lease on our property, such that the mining will be accelerated and the mining plan will be revised to accommodate future construction of up to 105 residential dwelling units around the mined lakes. In return the Company agreed to grant Lee County a right of way for a road and to place a conservation easement on part of the property.

3) The segment owns 1,923 acres of investment properties in Gulf Hammock, Brooksville, Palatka, and Polk County, Florida and Yatesville and Henderson, Georgia.

4) Brooksville Quarry LLC. On October 4, 2006, a subsidiary of the Company (FRP) entered into a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project, and zoning for the Project was obtained in August 2012.

Developed Property Rentals. The developed property rentals segment acquires, constructs, leases and manages land and commercial buildings in the Baltimore/Northern Virginia/Washington and Jacksonville, Florida areas.

At September 30, 2013, the developed property rentals segment owned 400 acres in 15 developed parcels of land all but one of which are in the Mid-Atlantic region of the United States as follows:

1) Hillside Business Park in Anne Arundel County, Maryland consists of 49 usable acres. Four warehouse/office buildings and one suburban office building totaling 567,473 square feet exist on the property and are 99% occupied.

2) Lakeside Business Park in Harford County, Maryland consists of 84 usable acres. Nine warehouse/office buildings totaling 893,722 square feet exist on 64 of these acres and are 91.3% occupied. The remaining 20 acres are available for future development and have the potential to offer an additional 266,530 square feet of comparable product.

3) 6920 Tudsbury Road in Baltimore County, Maryland contains 5.3 acres with 86,100 square feet of warehouse/office space that is 100% occupied by a single tenant.

4) 8620 Dorsey Run Road in Howard County, Maryland contains 5.8 acres with 85,100 square feet of warehouse/office space that is 100% occupied.

5) Rossville Business Center in Baltimore County, Maryland contains approximately 10 acres with 190,517 square feet of warehouse/office space and is 100% occupied.

6) 34 Loveton Circle in suburban Baltimore County, Maryland contains 8.5 acres with 33,708 square feet of office space, which is 81% occupied including 24% of the space occupied by the Company.

7) Oregon Business Center in Anne Arundel County, Maryland contains approximately 17 acres with 195,615 square feet of warehouse/office space, which is 89% occupied.

8) Arundel Business Center in Howard County, Maryland contains approximately 11 acres with 162,796 square feet of warehouse/office space. A new lease commenced October 2013 for 13,645 square feet increasing occupancy to 100%.

9) 100-400 Interchange Boulevard in New Castle County, Delaware contains approximately 17 acres with 303,006 square feet of warehouse/office space, which is 49% occupied. Chrysler and General Motors plant closings in 2008 continued to keep a reduced demand for space in this market. The remaining 8.8 acres are available for excess trailer storage or an additional 93,600 square feet of comparable product.

10) 1187 Azalea Garden Road in Norfolk, Virginia contains approximately 12 acres with 188,093 square feet of warehouse/office space, which is 100% occupied.

11) Windlass Run Business Park in Baltimore County, Maryland contains 69,474 square feet of warehouse/office space on 4.7 acres that is currently 50% occupied. An additional 26 acres (excluding wetlands) of fully developed land is available with the potential to offer 386,626 square feet of warehouse, office, flex and retail buildings. An agreement to lease 55,729 square feet is scheduled to commence January 2014 and will increase occupancy to 100%.

12) 155 E. 21st Street in Duval County, Florida contains approximately 6 acres with 68,757 square feet of office space which is 100% leased to Vulcan.

13) Hollander 95 Business Park in Baltimore City, Maryland was purchased in October of 2010 and contains 82,800 square feet of warehouse/office space on 3.8 acres which is 100% leased. An additional 38 acres of partially developed land is available with the potential to offer 425,750 square feet of warehouse, office, hotel and flex buildings.

14) Patriot Business Park in Prince William County, Maryland contains 117,600 square feet of office space on 10 acres which is 100% occupied. The Company entered into a build to suit lease in May 2013 for a 125,500 square foot building situated on 8 acres which is currently under construction and scheduled for completion and occupancy during the first quarter of calendar 2014. The remaining 37 acres have the potential to offer an additional 390,000 square feet of comparable product.

15) Transit Business Park in Baltimore, Maryland was purchased in June of 2013 and contains five buildings totaling 232,318 square feet on 14.5 acres and is 88% occupied.

Additionally at September 30, 2013 the developed property rentals segment owned the following parcels held for future development or appreciation:

1) Windlass Run Residential (previously Bird River) phase 2, located in southeastern Baltimore County, Maryland, is a 74 acre tract of land adjacent to our Windlass Run Business Park. In September 2012, the Company received a non-binding letter of intent to sell the property for $18.8 million in two phases. The letter of intent to sell the property was converted into 2 executed contracts that expired during the due diligence period. The Company executed two contracts on April 17, 2013 with another buyer for the sale of phase 1 of the property in the quarter ending September 30, 2013 for $8.0 million and the balance for $11.0 million approximately 18 months later. The sale of phase 1 was completed in August of 2013 and resulted in a gain of $4,928,000.

2) Anacostia River. The Company owns a 5.8 acre parcel of undeveloped real estate in Washington D.C. that fronts the Anacostia River and is adjacent to the Washington Nationals Baseball Park. The parcel was leased to a subsidiary of Vulcan Materials Company from 1986 through August 2011. In September 2011 Vulcan commenced a long term lease for a Company owned 2.1 acre tract which is nearby on the same bank of the Anacostia River. The approved planned unit development for the 5.8 acre parcel permits the Company to develop a four building, mixed use project, containing approximately 545,800 square feet of office and retail space and approximately 569,600 square feet of additional space for residential and hotel uses. The approved development would include numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River.

In March 30, 2012 the Company entered into a Contribution Agreement with MRP SE Waterfront Residential, LLC. ("MRP") to form a joint venture to develop the first phase only of the four phase master development known as RiverFront on the Anacostia in Washington, D.C. The purpose of the Joint Venture is to develop, own, lease and possibly sell an approximately 300,000 square foot residential apartment building (including approximately 18,000 square feet of retail) on a portion of the roughly 5.82 acre site. The joint venture, Riverfront Investment Partners I, LLC ("Riverfront I") was formed in June 2013 as contemplated. The Company's cost of the property to be contributed of $5,839,000 was transferred from Property, Plant and Equipment to Investment in joint ventures and is accounted for under the equity method of accounting. MRP will contribute capital of $4,000,000 to the joint venture including development costs paid prior to formation of the joint venture. MRP will raise any additional equity capital and obtain a nonrecourse loan for the balance of the estimated construction and lease up costs. At this point the Company anticipates commencement of construction of Phase I in mid 2014 with lease up scheduled between late 2015 and all of 2016. The Company's equity interest in the joint venture will be determined based on leverage of the entity, additional cash contributions by the Company, and negotiations with potential third partners.

3) Leister property in Hampstead, Carroll County, Maryland is a 117 acre parcel located adjacent to State Route 30 bypass. The parcel is currently zoned for industrial use. Alternative uses are being investigated in order to maximize this assets' profitability and expedite its disposition.

Real Estate Group Property Summary Schedule at September 30, 2013 (dollars in thousands)

County	Encumbrances	Gross Book Cost	Net Book Value	Date Acquired	Revenue Fiscal 2013
Mining Royalty Land					
Alachua, FL		$ 1,442	$ 1,305	4/86	$ 538
Clayton, GA		369	364	4/86	98
Fayette, GA		685	621	4/86	250
Lake, FL		402	256	4/86	69
Lake, FL		1,083	115	4/86	132
Lake Louisa, FL		11,039	11,039	5/12	782
Lee, FL		4,696	4,690	4/86	457
Monroe, GA		792	511	4/86	541
Muscogee, GA		324	29	4/86	230
Prince William, VA		299	0	4/86	433
Putnam, FL		15,039	10,750	4/86	1,401
Putnam, FL		300	17	4/86	0
Spalding, GA		20	20	4/86	5
Marion, FL		1,184	585	4/86	132
Investment Property		1,528	856	4/86	17
Brooksville Joint Venture		7,511	7,511	4/86	217
	0	46,713	38,669		5,302
Developed Property Rentals					
Baltimore, MD	2,010	5,101	2,583	10/89	323
Baltimore, MD	4,357	7,852	3,653	12/91	1,278
Baltimore, MD	1,486	3,551	2,214	7/99	462
Baltimore, MD	0	16,231	15,567	12/02	167
Baltimore City, MD	0	10,505	10,023	12/10	307
Baltimore City, MD	0	7,667	7,594	6/13	356
Duval, FL	0	2,957	226	4/86	730
Harford, MD	1,194	3,861	1,938	8/95	754
Harford, MD	2,405	5,749	3,508	8/95	1,154
Harford, MD	3,787	7,176	4,021	8/95	1,582
Harford, MD	0	1,579	1,579	8/95	0
Harford, MD	2,873	10,221	6,687	8/95	1,830
Harford, MD	2,155	12,486	9,264	8/95	1,288
Howard, MD	1,644	7,609	3,768	9/88	1,191
Howard, MD	1,344	3,454	2,203	3/00	575
Anne Arun, MD	0	9,580	4,457	9/88	1,122
Anne Arun, MD	7,379	14,070	9,965	5/98	2,120
Anne Arun, MD	0	12,325	9,562	8/04	1,798
Anne Arun, MD	4,012	6,061	4,731	1/03	714
Anne Arun, MD	0	10,926	9,342	7/07	1,360
Norfolk, VA	5,577	7,512	5,511	10/04	824
Prince Wil. VA	0	25,437	25,235	12/05	917
Newcastle Co. DE	9,681	13,827	10,370	4/04	695
Carroll, MD	0	7,025	7,025	3/08	0
Wash D.C.	0	13,157	10,770	4/86	0
Wash D.C.	0	3,811	3,811	10/97	805
	49,904	229,730	175,607		22,352
Grand Totals	$49,904	$276,443	$214,276		$27,654

Five Year Summary - Years ended September 30

(Amounts in thousands except per share amounts)

	2013	2012	2011	2010	2009
Summary of Operations:					
Revenues $	139,774	127,514	120,106	111,338	114,553
Operating profit $	20,434	14,101	14,369	14,503	16,128
Interest expense $	2,520	2,638	3,346	3,928	3,482
Income from continuing operations $	15,385	7,711	6,989	7,056	7,908
Per Common Share:					
Basic $	1.62	.82	.75	.77	.87
Diluted $	1.60	.81	.74	.75	.85
Discontinued Operations, net $	—	97	5,222	315	(4,155)
Net income $	15,385	7,808	12,211	7,371	3,753
Per Common Share:					
Basic $	1.62	.83	1.32	.80	.41
Diluted $	1.60	.82	1.29	.78	.40
Financial Summary:					
Current assets $	17,017	26,919	34,694	31,772	29,883
Current liabilities $	20,982	20,165	18,232	18,095	22,367
Property and equipment, net $	241,413	228,021	208,988	198,116	199,013
Total assets $	287,093	275,705	266,390	257,712	256,854
Long-term debt $	45,593	57,131	62,370	67,272	71,860
Shareholders' equity $	192,646	174,718	164,447	152,056	142,408
Net Book Value Per common Share $	20.14	18.51	17.71	16.39	15.55
Other Data:					
Weighted average common shares - basic	9,523	9,360	9,284	9,182	9,125
Weighted average common shares - diluted	9,605	9,474	9,451	9,424	9,352
Number of employees	886	828	802	763	761
Shareholders of record	497	505	497	509	543

Quarterly Results *(unaudited)*

(Dollars in thousands except per share amounts)

	First		Second		Third		Fourth	
	2013	2012	2013	2012	2013	2012	2013	2012
Revenues $	33,057	30,359	33,868	31,326	35,708	33,030	37,141	32,799
Operating profit $	4,408	3,214	4,308	3,444	6,070	4,891	5,648	2,552
Income from continuing operations $	3,123	2,125	2,271	1,639	3,002	2,676	6,989	1,271
Discontinued operations, net $	—	(1)	—	4	—	8	—	86
Net income $	3,123	2,124	2,271	1,643	3,002	2,684	6,989	1,357
Earnings per common share (a):								
Income from continuing operations-								
Basic $	.33	.23	.24	.18	.31	.29	.73	.13
Diluted $	.33	.23	.24	.17	.31	.28	.72	.13
Discontinued operations-								
Basic $	.00	.00	.00	.00	.00	.00	.00	.01
Diluted $	.00	.00	.00	.00	.00	.00	.00	.01
Net income-								
Basic $	.33	.23	.24	.18	.31	.29	.73	.14
Diluted $	.33	.23	.24	.17	.31	.28	.72	.14
Market price per common share (b):								
High $	28.76	24.54	29.84	24.26	30.44	23.53	36.19	27.88
Low $	23.25	18.94	24.81	20.50	26.56	19.01	30.00	22.46

(a) Earnings per share of common stock is computed independently for each quarter presented. The sum of the quarterly net earnings per share of common stock for a year may not equal the total for the year due to rounding differences.
(b) All prices represent high and low daily closing prices as reported by The Nasdaq Stock Market.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Executive Overview. Patriot Transportation Holding, Inc. (the Company) is a holding company engaged in the transportation and real estate businesses.

The Company's transportation business, Florida Rock & Tank Lines, Inc. is engaged in hauling primarily petroleum and other liquids and dry bulk commodities in tank trailers.

The Company's real estate business is operated through two subsidiaries: Florida Rock Properties, Inc. and FRP Development Corp. The Company owns real estate in Florida, Georgia, Virginia, Maryland, Delaware and Washington, D.C. The Company's real estate operations consist of two reportable segments. The Mining royalty land segment owns real estate including construction aggregate royalty sites and parcels held for investment. The Developed property rentals segment acquires, constructs, leases, and manages office/warehouse buildings primarily in the Baltimore/Northern Virginia/Washington area and holds real estate for future development or related to its developments.

The Company continues to evaluate the possibility of separating the real estate and transportation businesses into two separate public companies as part of the Company's long-term strategic planning.

Net income was $15,385,000 or $1.60 per diluted share in fiscal 2013, an increase of 97.0% compared to $7,808,000 or $.82 per diluted share in fiscal 2012. Transportation segment results were higher due to incremental profits on increased revenue, lower health insurance costs and higher gains on equipment sales partially offset by higher accident costs, increased vehicle repair costs, increased site maintenance, and increased sales, general and administrative expenses. Mining royalty land segment's results were higher due to new property royalties along with a shift in production at two locations increasing the share of mining on property owned by the Company partially offset by increased corporate expense allocation and lower timber sales. Developed property rentals segment's results were higher due to higher occupancy, new buildings added during the period, reduced severance costs, and the $1,771,000 environmental remediation expense recorded in 2012, partially offset by higher property taxes. Diluted earnings per share increased to $1.60 in fiscal 2013 from $.82 in 2012, and were $1.29 in 2011.

Transportation. The Company generates transportation revenue by providing over the road hauling services for customers primarily in the petroleum products industry (Tank Lines). The majority of our petroleum products customers are major oil companies and convenience store chains, who sell gasoline or diesel fuel directly to the retail market.

Our customers generally pay for services based on miles driven. We also bill for other services that may include stop-offs and pump-offs. Additionally, we generally bill customers a fuel surcharge that relates to the fluctuations in diesel fuel costs.

Miles hauled and rates per mile are the primary factors impacting transportation revenue. Changes in miles or rates will affect revenue. Operating results are impacted by our ability to recover fuel surcharges from customers. In light of the volatility of fuel prices, it may be difficult for us to recover fuel surcharges from customers at levels that will allow us to maintain current levels of profitability. Tank Lines primarily engages in short-haul out-and-back deliveries and generally is paid for round trip miles (approximately 100 miles).

Operating safely, efficient equipment utilization, appropriate freight rates, and driver retention are the most critical factors in maintaining profitable operations. Statistics related to these factors are monitored weekly and monthly. Operating expenses are generally split evenly between variable (driver pay, fuel, and maintenance) and fixed costs (overhead, insurance and depreciation). As a result, increases in revenue will generally improve our operating profit ratio.

Mining Royalty Land. The mining royalty land segment owns and seeks to acquire land with construction aggregates deposits, a substantial portion of which is leased to Vulcan Materials Company under long-term mining royalty agreements, whereby the Company is paid a percentage of the revenues generated or annual minimums. The segment also owns mining related land held for future appreciation or development. In May 2012 the Company acquired approximately 1,200 acres near Lake Louisa, Florida which is west of Orlando, Florida for a purchase price of $11 million. The Company simultaneously executed a long-term royalty lease under which it receives a minimum monthly royalty payment until the tenant receives the necessary permits and begins mining sand. At September 30, 2013, the mining royalty land segment owned the following properties:

Locations currently being mined. The segment owns a total of 10,423 acres in Grandin, Keuka and Newberry, Florida, Columbus, Macon and Tyrone, Georgia and Manassas, Virginia. Tons sold in 2013 totaled 4,459,000 leaving estimated reserves of 336,885,000 tons.

Locations under royalty agreements but not currently being mined. The segment owns a total of 4,771 acres in Ft. Myers, Airgrove/Lake County, Marion County, Astatula/Lake County, and Lake Louisa, Florida, and Forest Park Georgia. Tons sold in 2013 totaled 25,000 leaving estimated reserves of 96,532,000 tons.

Investment Properties. The segment owns 1,923 acres of investment properties in Gulf Hammock, Brooksville, Palatka, and Polk County, Florida and Yatesville and Henderson, Georgia.

Brooksville Quarry LLC. On October 4, 2006, a subsidiary of the Company (FRP) entered into a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to form Brooksville Quarry, LLC, a real estate joint venture to develop approximately 4,300 acres of land near Brooksville, Florida. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to FRP. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project, and zoning for the Project was obtained in August 2012.

Discontinued Operation. In December 2010, a subsidiary of the Company, Florida Rock Properties, Inc., closed a bargain sale of approximately 1,777 acres of land in Caroline County, Virginia, to the Commonwealth of Virginia, Board of Game and Inland Fisheries. The purchase price for the property was $5,200,000 and expenses of the sale were $259,000. The Company also donated $5,599,000 primarily for the value of minerals and aggregates and recognized a $2,126,000 permanent tax benefit. The $2,126,000 permanent tax benefit was recorded to income taxes receivable for $303,000 and offset to long-term deferred tax liabilities of $1,823,000. Actual realization of the $1,823,000 in deferred taxes will depend on taxable income, income tax rates, and income tax regulations over the 5 year carry forward period. The Company's book value of the property was $276,000. The Caroline County property has been accounted for as a discontinued operation and all periods presented have been restated accordingly. The Company used all the proceeds in a 1031 exchange to purchase Hollander 95 Business Park in a foreclosure sale auction through a qualified intermediary. Hollander 95 Business Park, in Baltimore City, Maryland, closed in October of 2010 by a 1031 intermediary for a purchase price totaling $5,750,000. This property consists of an existing 82,800 square foot warehouse building (100% occupied) with an additional 38 acres of partially developed land with a development capacity of 425,750 square feet (a mix of warehouse, office, hotel and flex buildings). An additional 5.38 acres of land at Hollander 95 Business Park was sold in August 2013.

Developed Property Rentals. The developed property rentals segment acquires, constructs, leases and manages land and commercial buildings in the Baltimore/Northern Virginia/Washington and Jacksonville, Florida areas.

Revenue from land and/or buildings is generated primarily from leasing our portfolio of flex office/warehouse buildings. Our flex office/warehouse product is a functional warehouse with the ability to configure portions as office space as required by our tenants. We lease space to tenants who generally sign multiple year agreements. Growth is achieved by increasing occupancy and lease rates in existing buildings and by developing or acquiring new warehouses. We attempt to develop or purchase properties in areas that have high growth potential and are accessible to major interstates or other distribution lanes.

Developed property rentals occupancy has increased from 88.7% to 89.6% over last fiscal year end as the market for new tenants continued to improve and traffic for vacant space has increased. Occupancy at September 30, 2013 and 2012 included 42,606 square feet or 1.3% and 98,993 square feet or 3.4% respectively for temporary space under less than full market lease rates. The Company resumed development of Patriot Business Park effective April 1, 2012 due to two developments. In February 2012, the Company signed an agreement to sell 15.18 acres of land at the site for a purchase price of $4,774,577 and the sale was completed in July 2013. The Company also entered into a build to suit lease signed April 2012, for a 117,600 square foot building which was completed and occupied during the quarter ending March 31, 2013. In May 2013, the Company entered into a second build to suit lease, with the same tenant as the first, for a 125,500 square foot building which is currently under construction. In June 2013, the Company purchased Transit Business Park in Baltimore, Maryland which consists of 5 buildings on 14.5 acres totaling 232,318 square feet which are 87.9% occupied (including 2.3% for temporary leases and 7.1% for a holdover tenant).

The following table shows the total developed square footage and occupancy rates of our flex office/warehouse and office parks at September 30, 2013:

Development	Location	Total Sq. feet	% Occupied
Hillside	Anne Arundel Co., MD	567,473	98.8%
Lakeside	Harford Co., MD	893,722	91.3%
Tudsbury	Baltimore Co., MD	86,100	100.0%
Dorsey Run	Howard Co., MD	85,100	100.0%
Rossville	Baltimore Co., MD	190,517	100.0%
Loveton	Baltimore Co., MD	33,708	81.4%
Oregon	Anne Arundel Co., MD	195,615	89.3%
Arundel	Howard Co., MD	162,796	91.6%
Interchange	New Castle Co., DE	303,006	49.4%
Azalea Garden	Norfolk, VA	188,093	100.0%
Windlass Run	Baltimore Co., MD	69,474	49.9%
21st Street	Duval Co., FL	68,757	100.0%
Hollander 95	Baltimore Co., MD	82,800	100.0%
Patriot Bus. Park	Prince William Co., VA	117,600	100.0%
Transit Bus. Park	Baltimore Co., MD	232,318	87.9%
		3,277,079	89.6%

Developed square feet increased by 349,918 or 12.0% from 2,927,161 at September 30, 2012 to 3,277,079 at September 30, 2013 due to the building constructed at Patriot Business Park and the purchase of Transit Business Park. Average occupancy in fiscal 2013 was 88.7% compared to 85.1% in fiscal 2012 and 78.6% in fiscal 2011. As of September 30, 2013, leases at our properties representing approximately 12%, 17%, 14%, 12% and 15% of the total square footage of buildings completed prior to September 2013 were scheduled to expire in fiscal year 2014, 2015, 2016, 2017 and 2018, respectively. There is currently vacant space in the portfolio. Leasing or renewing these spaces will be critical to future financial results.

In addition to the completed buildings there are approximately 129 acres in four separate distinct submarkets capable of holding up to 19 buildings totaling 1,594,406 square feet. This pipeline for future vertical construction is a major part of our business plan. The net book value of these properties at September 30, 2013 was $29,680,000.

	Acres	Proposed Sq. feet	Comments
Under Construction:			
Patriot Bus. Park Bldg B	8	125,500	Under Construction
Developed Lots:			
Lakeside Bus. Park	20	266,530	Ready for bldg. construction
Windlass Run Bus. Park	26	386,626	Ready for bldg. construction
Patriot Bus. Park	37	390,000	Horizontal development ongoing
Hollander Bus. Park	38	425,750	Horizontal development ongoing

Additional Properties held for investment or future development include:

Windlass Run Residential (previously Bird River) phase 2, located in southeastern Baltimore County, Maryland, is a 74 acre tract of land adjacent to our Windlass Run Business Park. The property was rezoned in September 2007 to allow for additional density. In July 2008, the Company entered into an agreement to sell 121 acres at a purchase price of $25,075,000 and closing was scheduled to occur in the first quarter of calendar 2012. The contract purchaser had placed non-refundable deposits of $1,000,000 under this contract in escrow. In October 2011 the contract purchaser terminated its agreement to purchase the property and released the $1,000,000 escrow deposit to the company's subsidiary, FRP Bird River, LLC. along with all permits, engineering work, plans and other development work product with regards to the property. The Company continued the entitlement process for this parcel of land for residential development as a planned unit development (PUD) and was successful in receiving approval for up to 412 dwelling units. In September 2012, the Company received a non-binding letter of intent to sell the property for $18.8 million in two phases. The letter of intent to sell the property was converted into 2 executed contracts that expired during the due diligence period. The Company executed two contracts on April 17, 2013 with another buyer for the sale of phase 1 of the property in the quarter ending September 30, 2013 for $8.0 million and the balance for $11.0 million approximately 18 months later. The sale of phase 1 was completed in August of 2013 and resulted in a gain of $4,928,000.

The Company owns a 5.8 acre parcel of undeveloped real estate in Washington D.C. that fronts the Anacostia River and is adjacent to the Washington Nationals Baseball Park. The parcel was leased to a subsidiary of Vulcan Materials Company from 1986 through August 2011. In September 2011 Vulcan commenced a long term lease for a Company owned 2.1 acre tract which is nearby on the same bank of the Anacostia River. The approved planned unit development for the 5.8 acre parcel permits the Company to develop a four building, mixed use project, containing approximately 545,800 square feet of office and retail space and approximately 569,600 square feet of additional space for residential and hotel uses. The approved development would include numerous publicly accessible open spaces and a waterfront esplanade along the Anacostia River.

In March 30, 2012 the Company entered into a Contribution Agreement with MRP SE Waterfront Residential, LLC. ("MRP") to form a joint venture to develop the first phase only of the four phase master development known as RiverFront on the Anacostia in Washington, D.C. The purpose of the Joint Venture is to develop, own, lease and possibly sell an approximately 300,000 square foot residential apartment building (including approximately 18,000 square feet of retail) on a portion of the roughly 5.82 acre site. The joint venture, Riverfront Investment Partners I, LLC ("Riverfront I") was formed in June 2013 as contemplated. The Company's cost of the property to be contributed of $5,839,000 was transferred from Property, Plant and Equipment to Investment in joint ventures and is accounted for under the equity method of accounting. MRP will contribute capital of $4,000,000 to the joint venture including development costs paid prior to formation of the joint venture. MRP will raise any additional equity capital and obtain a nonrecourse loan for the balance of the estimated construction and lease up costs. At this point the Company anticipates commencement of construction of Phase I in mid 2014 with lease up scheduled between late 2015 and all of 2016. The Company's equity interest in the joint venture will be determined based on leverage of the entity, additional cash contributions by the Company, and negotiations with potential third partners.

Leister property in Hampstead, Carroll County, Maryland is a 117 acre parcel located adjacent to State Route 30 bypass. The parcel is currently zoned for industrial use. Alternative uses are being investigated in order to maximize this assets' profitability and expedite it's disposition.

COMPARATIVE RESULTS OF OPERATIONS

Transportation

	Fiscal Years ended September 30					
(dollars in thousands)	**2013**	%	2012	%	2011	%
Transportation revenue	**$ 93,227**	83%	85,060	82%	80,128	82%
Fuel surcharges	**18,893**	17%	18,416	18%	17,673	18%
Revenues	**112,120**	100%	103,476	100%	97,801	100%
Compensation and benefits	**40,095**	36%	36,875	36%	34,811	36%
Fuel expenses	**25,699**	23%	24,174	23%	22,405	23%
Insurance and losses	**7,544**	7%	7,498	7%	7,091	7%
Depreciation expense	**7,202**	6%	6,577	6%	6,154	6%
Other, net	**13,117**	12%	12,330	12%	10,265	10%
Sales, General & Admin	**8,789**	8%	8,166	8%	7,795	8%
Allocated corporate expenses	**1,765**	1%	1,631	2%	1,574	2%
Gain on equipment sales	**(1,445)**	(1%)	(1,251)	(1%)	(322)	0%
Cost of operations	**102,766**	92%	96,000	93%	89,773	92%
Operating profit	**$ 9,354**	8%	7,476	7%	8,028	8%

Revenues 2013 vs 2012 – Transportation segment revenues were $112,120,000 in 2013, an increase of $8,644,000 or 8.4% over 2012. Revenue miles in fiscal 2013 were up 7.3% compared to 2012 due to business growth and a slightly longer average haul length. Revenue per mile increased 1.0% over 2012 due to rate increases. Fuel surcharge revenue increased $477,000 due to higher fuel costs partially offset by changes to certain customer rates to incorporate fuel surcharges into base rates. The average price paid per gallon of diesel fuel increased by $.01 or .4% over 2012. There is a time lag between changes in fuel prices and surcharges and often fuel costs change more rapidly than the market indexes used to determine fuel surcharges. Excluding fuel surcharges, revenue per mile increased 2.0% over 2012.

Revenues 2012 vs 2011 – Transportation segment revenues were $103,476,000 in 2012, an increase of $5,675,000 or 5.8%

over 2011. Revenue miles in fiscal 2012 were up 2.1% compared to 2011 due to business growth and a slightly longer average haul length. Revenue per mile increased 3.5% over 2011 due to rate increases and higher fuel surcharges. Fuel surcharge revenue increased $743,000 due to higher fuel costs partially offset by changes to certain customer rates to incorporate fuel surcharges into base rates. The average price paid per gallon of diesel fuel increased by $.27 or 7.9% over 2011. There is a time lag between changes in fuel prices and surcharges and often fuel costs change more rapidly than the market indexes used to determine fuel surchanges. Excluding fuel surcharges, revenue per mile increased 4.3% over 2011.

Expenses 2013 vs 2012 – The Transportation segment's cost of operations was $102,766,000 in 2013, an increase of $6,766,000 over 2012. The Transportation segment's cost of operations in 2013 as a percentage of revenue was 92% versus 93% in 2012. Compensation and benefits increased $3,220,000 or 8.7% in 2013 primarily due to the increase in miles driven and a driver pay increase. Fuel costs increased by $1,525,000 due to the increase in miles driven and higher cost per gallon. Insurance and losses increased $46,000 compared to 2012 due primarily to higher accident and workers compensation claims partially offset by lower health insurance claims. Depreciation expense increased $625,000 due to more trucks in service and higher cost of new equipment. Other expense increased $787,000 due to increased miles driven, higher vehicle repair costs, increased site maintenance, and increased tire prices. Selling general and administrative costs increased $623,000 or 7.6% compared to 2012 due to severance costs and increased bonus compensation. Allocated corporate expenses increased $134,000. Gains on equipment sales increased $194,000 in 2013 due to increased sales of tractors.

Expenses 2012 vs 2011 – The Transportation segment's cost of operations was $96,000,000 in 2012, an increase of $6,227,000 over 2011. The Transportation segment's cost of operations in 2012 as a percentage of revenue was 93% versus 92% in 2011. Compensation and benefits increased $2,064,000 or 5.9% in 2012 primarily due to a driver pay increase, the increase in miles driven and expenses associated with increased driver hiring. Fuel costs increased by $1,769,000 due to higher cost per gallon. Insurance and losses increased $407,000 compared to 2011 due to increases in workers compensation and health insurance claims mostly offset by a reduction in liability insurance as the prior year included two severe non-preventable incidents in the last four months of fiscal 2011. Depreciation expense increased $423,000 due to more trucks in service. Other expense increased $2,065,000 due to higher vehicle repair costs, increased tire prices, increased miles driven and growth initiatives. A larger than average number of tractors was purchased prior to 2007 engine changes required by the EPA. In fiscal 2012 the average age of the fleet hit a peak and that combined with problems with transition trucks purchased from 2007 to 2010 resulted in a larger than expected maintenance cost. Selling general and administrative costs increased $371,000 or 4.8% compared to 2011 due to increased staffing and professional fees. Allocated corporate expenses increased $57,000. Gains on equipment sales increased $929,000 in 2012 due to increased sales of tractors and trailers and higher sales value on used equipment.

Mining Royalty Land

(dollars in thousands)	Fiscal Years ended September 30					
	2013	%	2012	%	2011	%
Mining royalty land revenue	**$ 5,302**	100%	4,483	100%	4,261	100%
Property operating expenses	**478**	9%	468	10%	492	12%
Depreciation and depletion	**106**	2%	112	3%	111	3%
Management company indirect	**(21)**	0%	(2)	0%	151	3%
Allocated corporate expense	**731**	13%	674	15%	650	15%
Cost of operations	**1,294**	24%	1,252	28%	1,404	33%
Operating profit	**$ 4,008**	76%	3,231	72%	2,857	67%

Revenues 2013 vs 2012 – Mining royalty land segment revenues for fiscal 2013 were $5,302,000, an increase of $819,000 or 18.3% compared to $4,483,000 in 2012 due to royalties on new property purchased in May 2012 along with a shift in production at two locations increasing the share of mining on properties owned by the Company partially offset by lower timber sales.

Revenues 2012 vs 2011 – Mining royalty land segment revenues for fiscal 2012 were $4,483,000, an increase of $222,000 or 5.2% compared to $4,261,000 in 2011 due to new property royalties and higher timber sales partially offset by production at two locations reducing the share of mining on the property owned by the Company.

Expenses 2013 vs 2012 – The mining royalty land segment's cost of operations increased $42,000 to $1,294,000 in 2013, compared to $1,252,000 in 2012, primarily due to the $57,000 increase in allocated corporate expenses offset by a $19,000 decrease in indirect management company costs to this segment.

Expenses 2012 vs 2011 – The mining royalty land segment's cost of operations decreased $152,000 to $1,252,000 in 2012, compared to $1,404,000 in 2011, primarily due to reduced allocation of indirect management company costs to this segment. Allocated corporate expenses increased $24,000.

Developed Property Rentals

(dollars in thousands)	Fiscal Years ended September 30					
	2013	%	2012	%	2011	%
Developed property rentals revenue	**$ 22,352**	100%	19,555	100%	18,044	100%
Property operating expenses	**5,456**	25%	4,879	25%	5,682	32%
Depreciation and amortization	**5,874**	26%	5,633	29%	5,126	28%
Environmental remediation	**-**	0%	1,771	9%	-	0%
Management company indirect	**1,595**	7%	1,775	9%	1,362	8%
Allocated corporate expense	**1,094**	5%	1,012	5%	975	5%
Cost of operations	**14,019**	63%	15,070	77%	13,145	73%
Operating profit	**$ 8,333**	37%	4,485	23%	4,899	27%

Revenues 2013 vs 2012 – Developed property rentals segment revenues increased $2,797,000 or 14.3% in 2013 to $22,352,000 due to higher occupancy, revenue on a 117,600 square foot build to suit building completed and occupied during the period and revenue on the purchase of Transit Business Park which consists of 5 buildings. Occupancy at September 30, 2013 was 89.6% as compared to 88.7% at September 30, 2012.

On June 20, 2013 the Company purchased, through a qualified intermediary, Transit Business Park in Baltimore, Maryland which consists of 5 buildings on 14.5 acres totaling 232,318 square feet which were 87.9% occupied (including 2.3% for temporary leases and 7.1% for holdover tenant). This purchase was completed as a forward 1031 exchange with the sale of phase 1 of Windlass Run Residential.

Revenues 2012 vs 2011 – Developed property rentals segment revenues increased $1,511,000 or 8.4% in 2012 to $19,555,000 due to higher occupancy. Occupancy at September 30, 2012 was 88.7% as compared to 79.8% at September 30, 2011.

Expenses 2013 vs 2012 – Developed property segment's cost of operations decreased to $14,019,000 in 2013, compared to $15,070,000 in 2012. Property operating expenses increased $577,000 due to higher property taxes, snow removal costs and higher occupancy. Depreciation and amortization increased $241,000 due to the newly completed build to suit and the purchase of Transit Business Park reduced by a certain tenant improvements becoming fully depreciated. The Company recorded an expense in the fourth quarter of fiscal 2012 of $1,771,000 for an environmental remediation liability pertaining to phase I of the Riverfront development of property on the Anacostia in Washington, D.C. The actual expense may be materially higher or lower depending upon the determined responsibility of the prior tenant, our ability to collect from such prior tenant and actual costs incurred. Management Company indirect expenses (excluding internal allocations for lease related property management fees) decreased $180,000 due to the prior year including severance costs along with high health insurance claims. Allocated corporate expenses increased $82,000.

Expenses 2012 vs 2011 – Developed property segment's cost of operations increased to $15,070,000 in 2012, compared to $13,145,000 in 2011. Property operating expenses decreased $803,000 due to lower real estate taxes and snow removal costs partially offset by higher maintenance costs and professional fees. Depreciation and amortization increased $507,000 primarily due to tenant improvements. The Company recorded an expense in the fourth quarter of fiscal 2012 of $1,771,000 for an environmental remediation liability pertaining to phase I of the Riverfront development of property on the Anacostia in Washington, D.C. The actual expense may be materially higher or lower depending upon the determined responsibility of the prior tenant, our ability to collect from such prior tenant and actual costs incurred. Management Company indirect expenses (excluding internal allocations for lease related property management fees) increased $413,000 due to increased allocation to this segment and higher costs which resulted from a separation agreement along with high health insurance claims for the year. Allocated corporate expenses increased $37,000.

Consolidated Results

Operating Profit - Consolidated operating profit was $20,434,000 in fiscal 2013 compared to $14,101,000 in 2012, an increase of 44.9%. Operating profit in the transportation segment increased $1,878,000 or 25.1% due to incremental profits on increased revenue, lower health insurance costs and higher gains on equipment sales partially offset by higher accident costs, increased vehicle repair costs, increased site maintenance, and increased sales, general and administrative expenses. Operating profit in the mining royalty land segment increased $777,000 or 24.0% due to royalties on a new property purchased in May 2012 along with a shift in production at two locations increasing the share of mining on property owned by the Company partially offset by increased corporate expense allocation and lower timber sales. Operating profit in the Developed property rentals segment increased $3,848,000 or 85.8% primarily due to higher occupancy, the 117,600 square foot build to suit building completed and occupied during the period, reduced severance and health insurance costs, and the $1,771,000 environmental remediation expense recorded in 2012, partially offset by higher property taxes. Consolidated operating profit includes corporate expenses not allocated to any segment in the amount of $1,261,000 in fiscal 2013, an increase of $170,000 compared to 2012. Consolidated operating profit was $14,101,000 in 2012 compared to $14,369,000 in 2011 a decrease of 1.9%.

Gain on termination of sale contract – Fiscal 2012 includes a gain of $1,039,000 on the receipt of non-refundable deposits related to the termination of an agreement to sell the Company's Windlass Run Residential property.

Gain on investment land sold – Fiscal 2013 includes total gains on investment land sold of $7,333,000. Income from continuing operations for the first quarter of fiscal 2013 included a gain on the sale of the developed property rentals Commonwealth property in Jacksonville, Florida, of $1,116,000 before income taxes. The book value of the property was $723,000. In July 2013 the Company sold 15.18 acres of land at Patriot Business Park resulting in a gain of $341,000 before income taxes. The book value of the property was $3,603,000. In August 2013 the Company sold 5.38 acres of land at Hollander 95 Business Park and recorded a gain before income taxes of $514,000. The book value of the property was $595,000. In August 2103 the Company sold phase 1 of the Windlass Run Residential property and recorded a gain of $4,928,000 before income taxes. The book value of the property was $2,971,000. In August 2013 the Company sold 284 acres of Gulf Hammock mining property and recorded a gain of $433,000 before income taxes. The book value of the property was $296,000.

Interest income and other – Interest income and other in fiscal 2013 increased $12,000 due primarily to funds received in consideration for the conveyance of easement property.

Interest expense – Interest expense for fiscal 2013 decreased $118,000 over 2012 due to declining mortgage interest expense and higher capitalized interest partially offset by the accelerated prepayment of long-term debt. On June 3, 2013 the Company prepaid the $7,281,000 remaining principal balance on a 6.12% mortgage under an early prepayment provision the note allowed after 7.5 years. The $561,000 cost of the prepayment included a penalty of $382,000 and the remaining deferred loan costs of $175,000. On July 31, 2013 the Company prepaid the $279,000 remaining principal balance on a 7.97% mortgage. The cost of the prepayment included a penalty of $7,000. The amount of interest capitalized on real estate projects under development was $217,000 higher than the same period in fiscal 2012 primarily due to resumed development of Patriot Business Park in April 2012.

Income taxes – Income tax expense for 2013 increased $5,028,000 over 2012 due to higher earnings from continuing operations. Income tax expense for 2012 increased $511,000 over 2011 due to higher earnings from continuing operations.

Income from continuing operations – Income from continuing operations was $15,385,000 or $1.60 per diluted share in 2013, an increase of 99.5% compared to $7,711,000 or $.81 per diluted share in 2012. The $7,674,000 increase was due to the $6,900,000 gain on the sale of investment land, the $6,333,000 increase in operating profits, the $433,000 gain on the sale of mining land, offset by the increase in income taxes and a 2012 pretax gain of $1,039,000 on the receipt of non-refundable deposits related to the termination of an agreement to sell the Company's Windlass Run Residential property. Income from continuing operations was $7,711,000 or $.81 per diluted share in 2012, an increase of 10.3% compared to $6,989,000 or $.74 per diluted share in 2011.

Discontinued operations – The after tax income from discontinued operations was $97,000 or $.01 per diluted share in fiscal 2012.

Net income – Net income was $15,385,000 or $1.60 per diluted share in fiscal 2013, an increase of 97.0% compared to $7,808,000 or $.82 per diluted share in fiscal 2012. Transportation segment results were higher due to incremental profits on increased revenue, lower health insurance costs and higher gains on equipment sales partially offset by higher accident costs, increased vehicle repair costs, increased site maintenance, and increased sales, general and administrative expenses. Mining royalty land segment's results were higher due to new property royalties along with a shift in production at two locations increasing the share of mining on property owned by the Company partially offset by increased corporate expense allocation and lower timber sales. Developed property rentals segment's results were higher due to higher occupancy, new buildings added during the period, reduced severance costs, and the $1,771,000 environmental remediation expense recorded in 2012, partially offset by higher property taxes. Diluted earnings per share increased to $1.60 in fiscal 2013 from $.82 in 2012, and were $1.29 in 2011.

LIQUIDITY AND CAPITAL RESOURCES

The growth of the Company's businesses requires significant cash needs. The Company expects to meet short-term liquidity requirements generally through working capital, net cash provided by operations, and, if necessary, borrowings on its unsecured revolving credit facility. The Company intends to meet long-term funding requirements for transportation equipment and acquisitions, property acquisitions and development, debt service, and share repurchases through net cash from operations, long-term secured and unsecured indebtedness, including borrowings under its unsecured revolving credit facility, and proceeds from sales of strategically identified assets.

For fiscal 2013, the Company used cash provided by operating activities of continuing operations of $27,126,000, proceeds from the sale of plant, property and equipment of $17,708,000, borrowings of $7,300,000 under the Revolver, proceeds from the exercise of employee stock options of $1,186,000, excess tax benefits from the exercise of stock options of $701,000 and cash balances to purchase $15,612,000 in transportation equipment, to expend $22,936,000 in real estate development, to invest $116,000 in joint ventures, to make $12,466,000 in payments on long-term debt, to make payments of $7,300,000 under the Revolver and to repurchase Company stock for $233,000. Cash held in escrow was $1,569,000. Cash decreased $6,211,000.

Cash flows from operating activities for fiscal 2013 were $6,642,000 higher than the same period last year primarily due higher operating profits and deferred income taxes. Deferred income taxes increased primarily due to bonus depreciation on transportation equipment and 1031 exchanges of real estate. Cash paid for prepaid insurance was lower due to deferral of premiums for the upcoming year. Accounts payable increased due to the timing of payments for vehicles and construction in progress. Accrued insurance liabilities decreased due to payments to our new insurer under a captive agreement along with payment in settlement of three unusually large prior year liability and health claims.

Cash flows used in investing activities for fiscal 2013 were $9,131,000 lower than the same period last year primarily reflecting the sale of investment land offset by the increased purchase of transportation equipment for growth and replacement and the cash held in escrow related to the sale of investment land.

Cash flows used in financing activities for fiscal 2013 were $7,671,000 higher than fiscal 2012 due to the accelerated repayment on long-term debt. On June 3, 2013 the Company prepaid the $7,281,000 remaining principal balance on a 6.12% mortgage under an early prepayment provision the note allowed after 7.5 years. The $561,000 cost of the prepayment included a penalty of $382,000 and the remaining deferred loan costs of $175,000. On July 31, 2013 the Company prepaid the $279,000 remaining principal balance on a 7.97% mortgage. The cost of the prepayment included a penalty of $7,000.

For fiscal 2012, the Company used cash provided by operating activities of continuing operations of $20,307,000, proceeds from the sale of plant, property and equipment of $2,817,000, proceeds from the exercise of employee stock options of $1,322,000, excess tax benefits from the exercise of stock options of $754,000 and cash balances to purchase $10,459,000 in transportation equipment, to expend $12,850,000 in real estate development, to expend $11,039,000 on mining royalty land, to invest $125,000 in the Brooksville Joint Venture, to make $4,902,000 scheduled principal payments on long-term debt and to repurchase Company stock for $315,000. Cash provided by operating activities of discontinued operations was $177,000. Cash decreased $14,313,000. Cash flows from operating activities for fiscal 2012 were $117,000 lower than the same period in 2011 primarily due to increased income tax payments. Cash flows used in investing activities for fiscal 2012 were $20,053,000 higher than in fiscal 2011 primarily reflecting increased purchase of transportation equipment for growth and replacement, the purchase of mining royalty land of $11,039,000 and lower proceeds on notes receivable partially offset by a pretax gain of $1,039,000 on the receipt of non-refundable deposits related to the termination of an agreement to sell the Company's Windlass Run Residential property. Cash flows used in financing activities for fiscal 2012 were $1,982,000 lower than fiscal 2011 due to lower repurchases of Company stock and higher stock options exercised.

On December 21, 2012, the Company entered into a modified credit agreement with Wells Fargo Bank, N.A. (the "Credit Agreement"). The Credit Agreement modifies the Company's prior Amended and Restated Revolving Credit Agreement with Wachovia Bank, National Association ("Wachovia"), Bank of America, N.A., SunTrust Bank, and Compass Bank dated as of November 10, 2004. The Credit Agreement is for a 5 year term with a maximum facility amount of $55 million. The Credit Agreement provides a revolving credit facility (the "Revolver") with a maximum facility amount of $40 million, with a $20 million sublimit for standby letters of credit, and a term loan facility of $15 million. The Credit Agreement contains certain conditions, affirmative financial covenants and negative covenants including limitations on paying cash dividends. Letters of credit in the amount of $5,737,000 were issued under the Revolver. As of

September 30, 2013, $49,263,000 was available for borrowing under the Revolver and $66,885,000 of consolidated retained earnings would be available for payment of dividends. The Company was in compliance with all covenants as of September 30, 2013.

The Company had $5,737,000 of irrevocable letters of credit outstanding at September 30, 2013. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods until notice of non-renewal is received by the issuing bank not less than thirty days before the expiration date. These were issued for insurance retentions and to guarantee certain obligations to state agencies related to real estate development. The Company issued replacement letters of credit through the Revolver to reduce fees.

The Board of Directors has authorized management to repurchase shares of the Company's common stock from time to time as opportunities may arise. During fiscal 2013 the Company repurchased 8,700 shares for $233,000. During fiscal 2012 the Company repurchased 15,908 shares for $315,000. At September 30, 2013 the Company had $3,682,000 authorized for future repurchases of common stock. The Company does not currently pay any cash dividends on common stock.

The Company reached an agreement with the District of Columbia in November 2011 concerning the assessed value of the Company's property resulting in a credit due to the Company. The taxes previously paid relating to the property were capitalized to the cost of the land as we are actively pursuing development of the property. The entry to record this agreement was to establish a receivable for the taxes and to credit the cost of the land in the amount of $2,311,000. It is anticipated that the remaining $1,576,000 receivable as of September 30, 2013 including interest will be collected in fiscal 2014.

The Company currently expects its fiscal 2014 capital expenditures to be approximately $28,681,000 ($16,438,000 for real estate development expansion, $12,243,000 for transportation segment expansion and replacement equipment). Depreciation and depletion expense is expected to be approximately $14,163,000. In addition, the Company's transportation segment acquired certain assets of Pipeline Transportation, Inc. on November 7, 2013. Pipeline's operations have been conducted in the Florida and Alabama markets also served by Florida Rock and Tank Lines, Inc. For the twelve month period ending June 30, 2013, Pipeline had gross revenues of just over $16,500,000.

The Company expects that cash flows from operating activities, secured financing on existing and planned real estate projects, cash on hand and the funds available under its revolving credit agreement will be adequate to finance these capital expenditures and its working capital needs for the next 12 months and the foreseeable future.

OFF-BALANCE SHEET ARRANGEMENTS

Except for the letters of credit described above under "Liquidity and Capital Resources," the Company does not have any off balance sheet arrangements that either have, or are reasonably likely to have, a current or future material effect on its financial condition.

CRITICAL ACCOUNTING POLICIES

Management of the Company considers the following accounting policies critical to the reported operations of the Company:

Accounts Receivable and Unrealized Rents Valuation. The Company is subject to customer credit risk that could affect the collection of outstanding accounts receivable and unrealized rents, that is rents recorded on a straight-lined basis. To mitigate these risks, the Company performs credit reviews on all new customers and periodic credit reviews on existing customers. A detailed analysis of late and slow pay customers is prepared monthly and reviewed by senior management. The overall collectibility of outstanding receivables and straight-lined rents is evaluated and allowances are recorded as appropriate. Significant changes in customer credit could require increased allowances and affect cash flows.

Property and Equipment and Goodwill. Property and equipment is recorded at cost less accumulated depreciation and depletion. Provision for depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:

	Years
Buildings and improvements	7-39
Revenue equipment	7-10
Other equipment	3-10

Depletion of sand and stone deposits is computed on the basis of units of production in relation to estimated reserves.

The Company periodically reviews property and equipment for potential impairment whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. The review of real estate group assets consists of comparing cap rates on recent cash flows and market value estimates to the carrying values of each asset group. If this review indicates the carrying value might exceed fair value then an estimate of future cash flows for the remaining useful life of each property is prepared considering anticipated vacancy, lease rates, and any future capital expenditures. The Company's estimated holding period for developed buildings with current vacancies is long enough that the undiscounted cash flows exceed the carrying value of the properties and thus no impairment loss is recorded. The review of the transportation segment assets consists of a review of future anticipated results considering business prospects and asset utilization. If the sum of these future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, the Company would record an impairment loss based on the fair value of the assets with the fair value of the assets generally based upon an estimate of the discounted future cash flows expected with regards to the assets and their eventual disposition as the measure of fair value. The Company performs an annual impairment test on goodwill. Changes in estimates or assumptions could have an impact on the Company's financials.

All direct and indirect costs, including interest and real estate taxes, associated with the development, construction, leasing or expansion of real estate investments are capitalized as a development cost of the property. Included in indirect costs is an estimate of internal costs associated with development and rental of real estate investments. Changes in estimates or assumptions could have an impact on the Company's financials.

Risk Insurance. The nature of the Transportation business subjects the Company to risks arising from workers' compensation, automobile liability, and general liability claims. The Company retains the exposure on certain claims of $250,000 to $500,000 and has third party coverage for amounts exceeding the retention up to the amount of the policy limits. The Company expenses during the year an estimate of risk insurance losses. Periodically, an analysis is performed, using historical and projected data, to determine exposure for claims incurred and reported but not yet settled and for claims incurred but not reported. On at least an annual basis the Company obtains an independent actuarial analysis to assist in estimating the losses expected on such claims. The Company attempts to mitigate losses from insurance claims by maintaining safe operations and providing mandatory safety training. Significant changes in assumptions or claims history could have a material impact on our operations. The liability at any point in time depends upon the relative ages and amounts of the individual open claims. There is a reasonable possibility that the Company's estimate of this liability for the transportation segment or discontinued operations may be understated or overstated but the possible range can not be estimated. Accrued insurance liabilities decreased due to payments to our new insurer under a captive agreement along with payment in settlement of three unusually large prior year liability and health claims. Payments under the captive agreement are for the fiscal 2013 year-to-date loss fund as estimated in advance using actuarial methodology. The captive agreement provides that we will share in the underwriting results, good or bad, within a $250,000 per occurrence layer of loss through retrospective premium adjustments.

Income Taxes. The Company accounts for income taxes under the asset-and-liability method. Deferred tax assets and liabilities represent items that will result in taxable income or a tax deduction in future years for which the related tax expense or benefit has already been recorded in our statement of earnings. Deferred tax accounts arise as a result of timing differences between when items are recognized in the Consolidated Financial Statements compared with when they are recognized in the tax returns. The Company assesses the likelihood that deferred tax assets will be recovered from future taxable income. To the extent recovery is not probable, a valuation allowance is established and included as an expense as part of our income tax provision. No valuation allowance was recorded at September 30, 2013, as all deferred tax assets are considered more likely than not to be realized. Significant judgment is required in determining and assessing the impact of complex tax laws and certain tax-related contingencies on the provision for income taxes. As part of the calculation of the provision for income taxes, we assess whether the benefits of our tax positions are at least more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we accrue the largest amount of the benefit that is more likely than not of being sustained in our consolidated financial statements. Such accruals require estimates and judgments, whereby actual results could vary materially from these estimates. Further, a number of years may elapse before a particular matter, for which an established accrual was made, is audited and resolved.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of September 30, 2013:

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mortgages Including Interest	$ 68,552	7,507	14,244	13,424	33,377
Operating Leases	3,046	459	571	532	1,484
Purchase Commitments	9,955	9,945	10	-	-
Other Long-Term Liabilities	517	85	33	37	362
Total obligations	$ 82,070	17,996	14,858	13,993	35,223

As of September 30, 2013 the Company was committed to make an additional capital contribution of up to $58,000 to Brooksville Quarry, LLC in connection with a joint venture with Vulcan (see Transactions with Vulcan Materials Company) which is not included in the table above.

INFLATION

Historically, the Company has been able to recover inflationary cost increases in the transportation segment through increased freight rates and fuel surcharges. It is expected that over time, justifiable and necessary rate increases will be obtained. Substantially all of the Company's royalty agreements are based on a percentage of the sales price of the related mined items. Minimum royalties and substantially all lease agreements provide escalation provisions.

FORWARD LOOKING STATEMENTS

Certain matters discussed in this report contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those indicated by such forward-looking statements.

These forward-looking statements relate to, among other things, capital expenditures, liquidity, capital resources and competition and may be indicated by words or phrases such as "anticipate", "estimate", "plans", "projects", "continuing", "ongoing", "expects", "management believes", "the Company believes", "the Company intends" and similar words or phrases. The following factors and others discussed in the Company's periodic reports and filings with the Securities and Exchange Commission are among the principal factors that could cause actual results to differ materially from the forward-looking statements: freight demand for petroleum products including recessionary and terrorist impacts on travel in the Company's markets; levels of construction activity in the markets served by our mining properties; fuel costs and the Company's ability to recover fuel surcharges; accident severity and frequency; risk insurance markets; driver availability and cost; the impact of future regulations regarding the transportation industry; availability and terms of financing; competition; interest rates, inflation and general economic conditions; demand for flexible warehouse/office facilities in the Baltimore-Washington-Northern Virginia area; and ability to obtain zoning and entitlements necessary for property development. However, this list is not a complete statement of all potential risks or uncertainties.

These forward-looking statements are made as of the date hereof based on management's current expectations, and the Company does not undertake an obligation to update such statements, whether as a result of new information, future events or otherwise. Additional information regarding these and other risk factors may be found in the Company's Annual Report on Form 10-K and other filings made from time to time with the Securities and Exchange Commission.

Consolidated Statements of Income *-Years ended September 30*

(In thousands, except per share amounts)	2013	2012	2011
Revenues:			
Transportation	$ 112,120	103,476	97,801
Mining royalty land	5,302	4,483	4,261
Developed property rentals	22,352	19,555	18,044
Total revenues	139,774	127,514	120,106
Cost of operations:			
Transportation	102,766	96,000	89,773
Mining royalty land	1,294	1,252	1,404
Developed property rentals	14,019	15,070	13,145
Unallocated corporate	1,261	1,091	1,415
Total cost of operations	119,340	113,413	105,737
Operating profit:			
Transportation	9,354	7,476	8,028
Mining royalty land	4,008	3,231	2,857
Developed property rentals	8,333	4,485	4,899
Unallocated corporate	(1,261)	(1,091)	(1,415)
Total operating profit	20,434	14,101	14,369
Gain on termination of sale contract	-	1,039	-
Gain on investment land sold	7,333	-	-
Interest income and other	38	26	303
Equity in loss of joint ventures	(63)	(8)	(39)
Interest expense	(2,520)	(2,638)	(3,346)
Income before income taxes	25,222	12,520	11,287
Provision for income taxes	9,837	4,809	4,298
Income from continuing operations	15,385	7,711	6,989
Gain from discontinued operations, net	-	97	5,222
Net income	$ 15,385	7,808	12,211
Earnings per common share:			
Income from continuing operations-			
Basic	$ 1.62	.82	.75
Diluted	$ 1.60	.81	.74
Discontinued operations-			
Basic	$ .00	.01	.57
Diluted	$ .00	.01	.55
Net Income-			
Basic	$ 1.62	.83	1.32
Diluted	$ 1.60	.82	1.29
Number of weighted average shares (in thousands) used in computing:			
- basic earnings per common share	9,523	9,360	9,284
- diluted earnings per common share	9,605	9,474	9,451

See accompanying notes.

Consolidated Statements of Comprehensive Income *-Years ended September 30*

(In thousands)	2013	2012	2011
Net income	$ 15,385	7,808	12,211
Other comp. income (loss)net of tax:			
Actuarial gain (loss) retiree health	-	(6)	3
Minimum pension liability	6	7	8
Comprehensive income	$ 15,391	7,809	12,222

See accompanying notes.

(In thousands, except share data)

	2013	2012
Assets		
Current assets:		
Cash and cash equivalents ...$	502	6,713
Cash held in escrow ...$	1,569	-
Accounts receivable (net of allowance for doubtful accounts of $162 and $129, respectively)	7,707	7,019
Real estate tax refund receivable	1,576	2,311
Federal and state income taxes receivable	-	426
Inventory of parts and supplies	881	843
Prepaid tires on equipment	1,871	1,631
Prepaid taxes and licenses	2,223	2,050
Prepaid insurance	609	2,371
Prepaid expenses, other	79	70
Real estate held for sale, at cost	-	3,485
Total current assets	17,017	26,919
Property and equipment, at cost:		
Land	111,055	114,739
Buildings	151,812	138,601
Equipment	86,410	79,556
Construction in progress	7,058	5,806
	356,335	338,702
Less accumulated depreciation and depletion	114,922	110,681
	241,413	228,021
Real estate held for investment, at cost	4,343	3,640
Investment in joint venture	13,406	7,521
Goodwill	1,087	1,087
Unrealized rents	4,659	4,155
Other assets	5,168	4,362
Total assets ...$	287,093	275,705
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable ...$	7,290	5,266
Deferred income taxes	127	58
Federal and state income taxes payable	475	-
Accrued payroll and benefits	6,008	5,164
Accrued insurance	1,285	3,249
Accrued liabilities, other	1,486	1,189
Long-term debt due within one year	4,311	5,239
Total current liabilities	20,982	20,165
Long-term debt, less current portion	45,593	57,131
Deferred income taxes	22,567	18,199
Accrued insurance	1,133	1,659
Other liabilities	4,172	3,833
Commitments and contingencies (Notes 12 and 13)	-	-
Shareholders' equity:		
Preferred stock, no par value; 5,000,000 shares authorized; none issue		
Common stock, $.10 par value; 25,000,000 shares authorized; 9,564,220 and 9,440,620 shares issued and outstanding, respectively	956	944
Capital in excess of par value	44,258	41,539
Retained earnings	147,394	132,203
Accumulated other comprehensive income, net	38	32
Total shareholders' equity	192,646	174,718
Total liabilities and shareholders' equity	$287,093	275,705

See accompanying notes.

(In thousands)

Cash flows from operating activities:	2013	2012	2011
Net income $	15,385	7,808	12,211
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	14,065	12,994	12,210
Deferred income taxes	4,437	1,539	491
Equity in loss of joint ventures	63	8	39
Gain on sale of equipment and property	(8,889)	(2,332)	(363)
Income from discontinued operations, net	-	(97)	(5,222)
Stock-based compensation	883	701	704
Net changes in operating assets and liabilities:			
Accounts receivable	47	(317)	(762)
Inventory of parts and supplies	(38)	278	(456)
Prepaid expenses and other current assets	1,340	(685)	(131)
Other assets	(1,595)	(1,899)	(125)
Accounts payable and accrued liabilities	867	1,572	1,290
Income taxes payable and receivable	901	(333)	1,140
Long-term insurance liabilities and other long-term liabilities	(340)	1,070	217
Net cash provided by operating activities of continuing operations	27,126	20,307	21,243
Net cash provided by (used in) operating activities of discontinued operations	-	177	(642)
Net cash provided by operating activities	27,126	20,484	20,601
Cash flows from investing activities:			
Purchase of transportation group property and equipment	(15,612)	(10,459)	(6,743)
Investments in developed property rentals segment	(22,936)	(12,850)	(11,129)
Investments in mining royalty land segment	-	(11,039)	-
Investment in joint ventures	(116)	(125)	(114)
Cash held in escrow	(1,569)	-	-
Proceeds from the sale of real estate held for investment, property, plant and equipment	17,708	2,817	763
Proceeds received from Notes Receivable	-	-	5,620
Net cash used in investing activities	(22,525)	(31,656)	(11,603)
Cash flows from financing activities:			
Repayment of long-term debt	(12,466)	(4,902)	(4,588)
Repurchase of Company Stock	(233)	(315)	(1,395)
Proceeds from borrowing on revolving credit facility	7,300	-	-
Payment on revolving credit facility	(7,300)	-	-
Excess tax benefits from exercises of stock options and vesting of restricted stock	701	754	322
Exercise of employee stock options	1,186	1,322	538
Net cash used in financing activities	(10,812)	(3,141)	(5,123)
Net (decrease) increase in cash and cash equivalents	(6,211)	(14,313)	3,875
Cash and cash equivalents at beginning of year	6,713	21,026	17,151
Cash and cash equivalents at end of year $	502	6,713	21,026
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest, net of capitalized amounts $	2,520	2,638	3,346
Income taxes $	3,803	3,717	2,411

The Company recorded non-cash transactions in 2012 for a $2,311 receivable on previously capitalized real estate taxes on the Anacostia property and in fiscal 2011 from an exchange of real estate of $4,941 along with a related deferred tax liability of $1,792 and a $2,126 permanent tax benefit on the value of donated minerals and aggregates which was recorded as a $303 receivable and $1,823 deferred tax. The Company recorded a $334 non-cash transaction for accrued liabilities of deferred gains and post sale obligations related to investment land sold in 2013.

See accompanying notes.

(In thousands, except share amounts)

	Common Shares	Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income,net of tax	Total Share Holders Equity
Balance at October 1, 2010	9,278,088	$928	$37,511	$113,597	$20	$152,056
Exercise of stock options	54,035	6	532			538
Excess tax benefits from exercises of stock options and vesting of restricted stock			322			322
Stock option compensation			370			370
Shares granted to Directors	10,500	1	333			334
Shares purchased and canceled	(54,600)	(6)	(223)	(1,166)		(1,395)
Net income				12,211		12,211
Minimum pension liability,net of $5 tax					8	8
Net actuarial gain retiree health net of $2 tax					3	3
Balance at September 30, 2011	9,288,023	$929	$38,845	$124,642	$31	$164,447
Exercise of stock options	153,505	15	1,307			1,322
Excess tax benefits from exercises of stock options and vesting of restricted stock			811			811
Stock option compensation			324			324
Shares granted to Directors	15,000	1	319			320
Shares purchased and canceled	(15,908)	(1)	(67)	(247)		(315)
Net income				7,808		7,808
Minimum pension liability, net of $5 tax					7	7
Net actuarial loss retiree health net of $4 tax					(6)	(6)
Balance at September 30, 2012	9,440,620	$944	$41,539	$132,203	$32	$174,718
Exercise of stock options	112,800	11	1,175			1,186
Excess tax benefits from exercises of stock options and vesting of restricted stock			701			701
Stock option compensation			376			376
Shares granted to Directors	19,500	2	505			507
Shares purchased and canceled	(8,700)	(1)	(38)	(194)		(233)
Net income				15,385		15,385
Minimum pension liability, net of $4 tax					6	6
Balance at September 30, 2013	9,564,220	$956	$44,258	$147,394	$38	$192,646

1. Accounting Policies.

ORGANIZATION - Patriot Transportation Holding, Inc. (Company) is engaged in the transportation and real estate businesses. The Company's transportation business is conducted through its subsidiary, Florida Rock & Tank Lines, Inc. (Tank Lines). Tank Lines is a Southeastern transportation company concentrating in the hauling by motor carrier of primarily petroleum related bulk liquids and dry bulk commodities. The Company's real estate group, through subsidiaries, acquires, constructs, leases, operates and manages land and buildings to generate both current cash flows and long-term capital appreciation. The real estate group also owns real estate that is leased under mining royalty agreements or held for investment.

RECLASSIFICATIONS – In connection with the presentation adopted in March, 2010 of our real estate operations as two reportable segments, two properties in Washington, D.C. and two properties in Duval County, Florida were reclassified out of the Royalties and rent division and the division was renamed the Mining royalty land segment. Historical results have been reclassified to conform to the new segment presentation.

CONSOLIDATION - The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Investment in the 50% owned Brooksville joint venture is accounted for under the equity method. Investment in Riverfront Investment Partner I, LLC is accounted for under the equity method of accounting. All significant intercompany transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments with maturities of three months or less at time of purchase to be cash equivalents.

INVENTORY - Inventory of parts and supplies is valued at the lower of cost (first-in, first-out) or market.

TIRES ON EQUIPMENT - The value of tires on tractors and trailers is accounted for as a prepaid expense and amortized over the life of the tires as a function of miles driven.

REVENUE AND EXPENSE RECOGNITION - Transportation revenue, including fuel surcharges, is recognized when the services have been rendered to customers or delivery has occurred, the pricing is fixed or determinable and collectibility is reasonably assured. Transportation expenses are recognized as incurred.

Real estate rental revenue and mining royalties are generally recognized when earned under the leases. Rental income from leases with scheduled increases or other incentives during their term is recognized on a straight-line basis over the term of the lease. Reimbursements of expenses, when provided in the lease, are recognized in the period that the expenses are incurred.

Sales of real estate are recognized when the collection of the sales price is reasonably assured and when the Company has fulfilled substantially all of its obligations, which are typically as of the closing date.

Accounts receivable are recorded net of discounts and provisions for estimated allowances. We estimate allowances on an ongoing basis by considering historical and current trends. We record estimated bad debts expense as a selling, general and administrative expense. We estimate the net collectibility of our accounts receivable and establish an allowance for doubtful accounts based upon this assessment. Specifically, we analyze the aging of accounts receivable balances, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms.

PROPERTY AND EQUIPMENT - Property and equipment is recorded at cost less accumulated depreciation and depletion. Provision for depreciation of property, plant and equipment is computed using the straight-line method based on the following estimated useful lives:

	Years
Buildings and improvements	7-39
Revenue equipment	7-10
Other equipment	3-10

Depletion of sand and stone deposits is computed on the basis of units of production in relation to estimated reserves. Reserve estimates are periodically adjusted based upon surveys.

The Company recorded depreciation and depletion expenses for 2013, 2012 and 2011 of $12,856,000, $12,250,000, and $11,548,000, respectively.

The Company periodically reviews property and equipment for potential impairment whenever events or circumstances indicate the carrying amount of a long-lived asset may not be recoverable. The review of real estate group assets consists of comparing cap rates on recent cash flows and market value estimates to the carrying values of each asset group. If this review indicates the carrying value might exceed fair value then an estimate of future cash flows for the remaining useful life of each property is prepared considering anticipated vacancy, lease rates, and any future capital expenditures. The review of the transportation segment assets consists of a review of future anticipated results considering business prospects and asset utilization. If the sum of these future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, the Company would record an impairment loss based on the fair value of the assets with the fair value of the assets generally based upon an estimate of the discounted future cash flows expected with regards to the assets and their eventual disposition. The Company performs an annual impairment test on goodwill. Changes in estimates or assumptions could have an impact on the Company's financials.

All direct and indirect costs, including interest and real estate taxes, associated with the development, construction, leasing or expansion of real estate investments are capitalized as a cost of the property. Included in indirect costs is an allocation of internal costs associated with development of real estate investments. The cost of routine repairs and maintenance to property and equipment is expensed as incurred.

PURCHASE ACCOUNTING - Acquisitions of rental property, including any associated intangible assets, are measured at fair value at the date of acquisition. Any liabilities assumed or incurred are recorded at their fair value at the time of acquisition. The fair value of the acquired property is allocated between land and building (on an as-if vacant basis) based on management's estimate of the fair value of those components for each type of property and to tenant improvements based on the depreciated replacement cost of the tenant improvements, which approximates their fair value. The fair value of the in-place leases is recorded as follows:

- the fair value of leases in-place on the date of acquisition is based on absorption costs for the estimated lease-up period in which vacancy and foregone revenue are avoided due to the presence of the acquired leases;
- the fair value of above and below-market in-place leases based on the present value (using a discount rate that relects the risks associated with the acquired leases) of the difference between contractual rent amounts to be paid under the assumed lease and the estimated market lease rates for the corresponding spaces over the remaining non-cancelable terms of the related leases; and
- the fair value of intangible tenant or customer relationships.

The Company's determination of these fair values requires it to estimate market rents for each of the leases and make certain other assumptions. These estimates and assumptions affect the rental revenue, and depreciation and amortization expense recognized for these leases and associated intangible assets and liabilities.

INVESTMENTS - The Company uses the equity method to account for its investment in Brooksville, in which it has a voting interest of 50% and has significant influence but does not have control. The Company uses the equity method to account for its investment in Riverfront Investment Partners I, LLC, in which the equity interest will be determined based on leverage of the entity, additional cash contributions by the Company, and negotiations with potential third partners. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company's share of net earnings or losses of the investee, limited to the extent of the Company's investment in and advances to the investee and financial guarantees on behalf of the investee that create additional basis. The Company regularly monitors and evaluates the realizable value of its investments. When assessing an investment for an other-than-temporary decline in value, the Company considers such factors as, the performance of the investee in relation to its own operating targets and its business plan, the investee's revenue and cost trends, as well as liquidity and cash position, and the outlook for the overall industry in which the investee operates. From time to time, the Company may consider third party evaluations or valuation reports. If events and circumstances indicate that a decline in the value of these assets has occurred and is other-than-temporary, the Company records a charge to investment income (expense).

INSURANCE - The Company has a $250,000 to $500,000 self-insured retention per occurrence in connection with certain of its workers' compensation, automobile liability, and general liability insurance programs ("risk insurance"). The Company is also self-insured for its employee health insurance benefits and carries stop loss coverage for losses over $250,000 per covered participant per year plus a $72,000 aggregate. The Company has established an accrued liability for the estimated cost in connection with its portion of its risk and health insurance losses incurred and reported. Claims paid by the Company are charged against the liability. Additionally, the Company maintains an accrued liability for incurred but not reported claims based on historical analysis of such claims. The method of calculating the accrual liability is subject to inherent uncertainty. If actual results are less favorable than the estimates used to calculate the liabilities, the Company would have to record expenses in excess of what has been accrued. Accrued insurance liabilities decreased due to payments to our new insurer under a captive agreement along with payment in settlement of three unusually large prior year liability and health claims. Payments under the captive agreement are for the fiscal 2013 year-to-date loss fund as estimated in advance using actuarial methodology. The captive agreement provides that we will share in the underwriting results, good or bad, within a $250,000 per occurrence layer of loss through retrospective premium adjustments.

INCOME TAXES - Deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates. Deferred income taxes result from temporary differences between pre-tax income reported in the financial statements and taxable income. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as the amounts rely upon the determination of the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law and expiration of statutes of limitations, effectively settled issues under audit, and audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision. It is the Company's policy to recognize as additional income tax expense the items of interest and penalties directly related to income taxes.

STOCK BASED COMPENSATION – The Company accounts for compensation related to share based plans by recognizing the grant date fair value of stock options and other equity-based compensation issued to employees in its income statement over the requisite employee service period using the straight-line attribution model. In addition, compensation expense must be recognized for the change in fair value of any awards modified, repurchased or cancelled after the grant date. The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used in the model and current year impact is discussed in Footnote 7.

PENSION PLAN - The Company accounts for its pension plan following the requirements of FASB ASC Topic 715, "Compensation – Retirement Benefits", which requires an employer to: (a) recognize in its statement of financial position the funded status of a benefit plan; (b) measure defined benefit plan assets and obligations as of the end of the employer's fiscal year (with limited exceptions); and (c) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise but are not recognized as components of net periodic benefit costs pursuant to prior existing guidance.

EARNINGS PER COMMON SHARE - Basic earnings per common share are based on the weighted average number of common shares outstanding during the periods. Diluted earnings per common share are based on the weighted average number of common shares and potential dilution of securities that could share in earnings. The differences between basic and diluted shares used for the calculation are the effect of employee and director stock options and restricted stock.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain accounting policies and estimates are of more significance in the financial statement preparation process than others. The most critical accounting policies and estimates include the economic useful lives and salvage values of our vehicles and equipment, provisions for uncollectible accounts receivable and collectibility of unrealized rents and notes receivable, estimates of exposures related to our insurance claims plans, and estimates for taxes. To the extent that actual, final outcomes are different than these estimates, or that additional facts and circumstances result in a revision to these estimates, earnings during that accounting period will be affected.

ENVIRONMENTAL - Environmental expenditures that benefit future periods are capitalized. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded for the estimated amount of expected environmental assessments and/or remedial efforts. Estimation of such liabilities includes an assessment of engineering estimates, continually evolving governmental laws and standards, and potential involvement of other potentially responsible parties.

COMPREHENSIVE INCOME – Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) refers to expenses, gains, and losses that are not included in net income, but rather are recorded directly in shareholder's equity.

NEW ACCOUNTING PRONOUNCEMENTS – In February 2013, accounting guidance was issued to update the presentation of reclassifications from comprehensive income to net income in consolidated financial statements. Under this new guidance, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income either by the respective line items of net income or by cross-reference to other required disclosures. The new guidance does not change the requirements for reporting net income or other comprehensive income in financial statements. This guidance is effective for fiscal years beginning after December 15, 2012 and is not expected to have a material effect on the Company's financial position or results of operations.

2. Transactions with Vulcan Materials Company.

The Company previously may have been considered a related party to Vulcan Materials Company (Vulcan). One director of the Company was employed by Vulcan until September 17, 2010 and is related to two other Company directors.

The Company, through its transportation subsidiaries, hauls commodities by tank trucks for Vulcan. Charges for these services are based on prevailing market prices. The real estate subsidiaries lease certain construction aggregates mining and other properties to Vulcan.

A summary of revenues derived from Vulcan follows (in thousands):

	2013	2012	2011
Transportation	$ 6,867	5,249	3,036
Real estate	5,153	4,755	4,580
	$12,020	10,004	7,616

A subsidiary of the Company (FRP) has a Joint Venture Agreement with Vulcan Materials Company (formerly Florida Rock Industries, Inc.) to develop approximately 4,300 acres of land near Brooksville, Florida. Under the terms of the joint venture, FRP contributed its fee interest in approximately 3,443 acres formerly leased to Vulcan under a long-term mining lease which had a net book value of $2,548,000. Vulcan is entitled to mine the property until 2018 and pay royalties for the benefit of FRP for as long as mining does not interfere with the development of the property. Real estate revenues included $206,000 of such royalties in fiscal 2013 and $242,000 in fiscal

2012. Allocated depletion expense of $6,000 was included in real estate cost of operations for fiscal 2013. FRP also contributed $3,018,000 for one-half of the acquisition costs of a 288-acre contiguous parcel. Vulcan contributed 553 acres that it owned as well as its leasehold interest in the 3,443 acres that it leased from FRP. The joint venture is jointly controlled by Vulcan and FRP, and they each had a mandatory obligation to fund additional capital contributions of up to $2,330,000. Capital contributions of $2,272,000 have been made by each party as of September 30, 2013. Distributions will be made on a 50-50 basis except for royalties and depletion specifically allocated to FRP. Other income for fiscal 2013 includes a loss of $41,000 representing the Company's equity in the loss of the joint venture. In April 2011, the Florida Department of Community Affairs issued its Final Order approving the development of the Project, and zoning for the Project was obtained in August 2012.

3. Debt.
Debt at September 30 is summarized as follows (in thousands):

	2013	2012
Revolving credit (uncollateralized)	$ -	-
5.6% to 8.6% mortgage notes, due in installments through 2027	49,904	62,370
	49,904	62,370
Less portion due within one year	4,311	5,239
	$45,593	57,131

The aggregate amount of principal payments, excluding the revolving credit, due subsequent to September 30, 2013 is: 2014 - $4,311,000; 2015 – $4,533,000; 2016 - $4,616,000; 2017 - $4,887,000; 2018 - $4,674,000; 2019 and subsequent years - $26,883,000.

On December 21, 2012, the Company entered into a modified credit agreement with Wells Fargo Bank, N.A. (the "Credit Agreement"). The Credit Agreement modifies the Company's prior Amended and Restated Revolving Credit Agreement with Wachovia Bank, National Association ("Wachovia"), Bank of America, N.A., SunTrust Bank, and Compass Bank dated as of November 10, 2004. The Credit Agreement is for a 5 year term with a maximum facility amount of $55 million. The Credit Agreement provides a revolving credit facility (the "Revolver") with a maximum facility amount of $40 million, with a $20 million sublimit for standby letters of credit, and a term loan facility of $15 million. The Credit Agreement contains certain conditions, affirmative financial covenants and negative covenants including limitations on paying cash dividends. Letters of credit in the amount of $5,737,000 were issued under the Revolver. As of September 30, 2013, $49,263,000 was available for borrowing under the Revolver and $66,885,000 of consolidated retained earnings would be available for payment of dividends. The Company was in compliance with all covenants as of September 30, 2013.

The non-recourse fully amortizing mortgage notes payable are collateralized by real estate having a carrying value of approximately $58,724,000 at September 30, 2013.

During fiscal 2013, 2012 and 2011 the Company capitalized interest costs of $1,863,000, $1,646,000, and $1,232,000, respectively.

The Company had $5,737,000 of irrevocable letters of credit outstanding at September 30, 2013. Most of the letters of credit are irrevocable for a period of one year and are automatically extended for additional one-year periods unless notified by the issuing bank not less than thirty days before the expiration date. These were issued for insurance retentions and to guarantee certain obligations to state agencies related to real estate development.

On June 3, 2013 the Company prepaid the $7,281,000 remaining principal balance on a 6.12% mortgage under an early prepayment provision the note allowed after 7.5 years. The prepayment penalty of $382,000 is included in interest expense. The remaining deferred loan costs of $175,000 were also included in interest expense.

On July 31, 2013 the Company prepaid the $279,000 remaining principal balance on a 7.97% mortgage. The cost of the prepayment included a penalty of $7,000.

4. Leases.
At September 30, 2013, the total carrying value of property owned by the Company which is leased or held for lease to others is summarized as follows (in thousands):

Construction aggregates property	$ 35,087
Commercial property	232,317
	267,404
Less accumulated depreciation and depletion	61,495
	$205,909

The minimum future straight-lined rentals due the Company on noncancelable leases as of September 30, 2013 are as follows: 2014 - $20,704,000; 2015 - $18,502,000; 2016 - $14,781,000; 2017 - $12,669,000; 2018 - $10,705,000; 2019 and subsequent years $38,808,000.

5. Stock Split.
On December 1, 2010, the board of directors declared a 3-for-1 stock split of the Company's common stock in the form of a stock dividend. The record date for the split was January 3, 2011 and the new shares were issued on January 17, 2011. The total authorized shares remained 25 million and par value of common stock remained unchanged at $.10 per share. All share and per share information presented has been adjusted to reflect this stock split.

6. Earnings Per Share.

The following details the computations of the basic and diluted earnings per common share. (Dollars in thousands, except per share amounts.)

	Years Ended September 30		
	2013	2012	2011
Common shares:			
Weighted average common shares outstanding during the period - shares used for basic earnings per common share	9,523	9,360	9,284
Common shares issuable under share based payment plans which are potentially dilutive	82	114	167
Common shares used for diluted earnings per common share	9,605	9,474	9,451
Net income	$15,385	7,808	12,211
Earnings per common share			
Basic	$ 1.62	.83	1.32
Diluted	$ 1.60	.82	1.29

For 2013, 2012 and 2011, 87,550, 164,560, and 140,370 shares, respectively, attributable to outstanding stock options were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

7. Stock-Based Compensation Plans.

The Company has two Stock Option Plans (the 2000 Stock Option Plan and the 2006 Stock Option Plan) under which options for shares of common stock were granted to directors, officers and key employees. The 2006 plan permits the grant of stock options, stock appreciation rights, restricted stock awards, restricted stock units, or stock awards. The options awarded under the plans have similar characteristics. All stock options are non-qualified and expire ten years from the date of grant. Stock based compensation awarded to directors, officers and employees are exercisable immediately or become exercisable in cumulative installments of 20% or 25% at the end of each year following the date of grant. When stock options are exercised the Company issues new shares after receipt of exercise proceeds and taxes due, if any, from the grantee. The number of common shares available for future issuance was 537,880 at September 30, 2013.

The Company utilizes the Black-Scholes valuation model for estimating fair value of stock compensation for options awarded to officers and employees. Each grant is evaluated based upon assumptions at the time of grant. The assumptions were no dividend yield, expected volatility between 37% and 46%, risk-free interest rate of .3% to 4.2% and expected life of 3.0 to 7.0 years.

The dividend yield of zero is based on the fact that the Company does not pay cash dividends and has no present intention to pay cash dividends. Expected volatility is estimated based on the Company's historical experience over a period equivalent to the expected life in years. The risk-free interest rate is based on the U.S. Treasury constant maturity interest rate at the date of grant with a term consistent with the expected life of the options granted. The expected life calculation is based on the observed and expected time to exercise options by the employees.

The Company recorded the following stock compensation expense in its consolidated statement of income (in thousands):

Years Ended September 30	2013	2012	2011
Stock option grants	$ 376	381	370
Annual non-employee Director stock award	507	320	334
	883	701	704

A summary of changes in outstanding options is presented below:

Options	Number Of Shares	Weighted Average Exercise Price	Weighted Average Remaining Term (yrs)	Weighted Average Grant Date Fair Value (000's)
Outstanding at October 1, 2010	633,900	$ 14.00	4.1	$ 4,206
Granted	29,160	$ 25.60		$ 293
Exercised	(54,035)	$ 9.95		$ 274
Forfeited	(3,000)	$ 5.84		$ 9
Outstanding at September 30, 2011	606,025	$ 14.96	3.5	$ 4,216
Granted	31,690	$ 22.25		$ 281
Exercised	(153,505)	$ 8.62		$ 705
Forfeited	(3,000)	$ 5.78		$ 10
Outstanding at September 30, 2012	481,210	$ 17.52	3.8	$ 3,782
Granted	46,180	$ 26.20		$ 489
Exercised	(112,800)	$ 10.52		$ 603
Forfeited	-	$ -		$ -
Outstanding at September 30, 2013	414,590	$ 20.40	4.2	$ 3,668
Exercisable at September 30, 2013	330,878	$ 19.05	3.2	$ 2,759
Vested during Twelve months ended September 30, 2013	32,912			$ 326

The following table summarizes information concerning stock options outstanding at September 30, 2013:

Range of Exercise Prices per Share	Shares under Option	Weighted Average Exercise Price	Weighted Average Remaining Life
Non-exercisable:			
$18.01 - $27.00	75,828	25.03	8.4
$27.01 - $32.16	7,884	32.16	6.2
	83,712	$25.70	8.1 years

Exercisable:				
$ 8.01 - $12.00	75,000	10.82	0.6	
$12.01 - $18.00	100,350	14.78	1.3	
$18.01 - $27.00	106,202	23.78	5.7	
$27.01 - $32.16	49,326	30.08	5.3	
	330,878	$19.05	3.2	years
Total	414,590	$20.40	4.2	years

The aggregate intrinsic value of exercisable in-the-money options was $4,889,000 and the aggregate intrinsic value of outstanding in-the-money options was $5,570,000 based on the market closing price of $33.83 on September 30, 2013 less exercise prices. Gains of $1,878,000 were realized by option holders during the twelve months ended September 30, 2013. The realized tax benefit from options exercised for the twelve months ended September 30, 2013 was $727,000. Total compensation cost of options granted but not yet vested as of September 30, 2013 was $711,000, which is expected to be recognized over a weighted-average period of 3.2 years.

8. Income Taxes.
The provision for income taxes for continuing operations for fiscal years ended September 30 consists of the following (in thousands):

	2013	2012	2011
Current:			
Federal	$4,264	2,834	3,249
State	1,136	437	566
	5,400	3,271	3,815
Deferred	4,437	1,538	483
Total	$9,837	4,809	4,298

A reconciliation between the amount of tax shown above and the amount computed at the statutory Federal income tax rate follows (in thousands):

	2013	2012	2011
Amount computed at statutory Federal rate	$8,636	4,256	3,864
State income taxes (net of Federal income tax benefit)	1,129	562	473
Other, net	72	(9)	(39)
Provision for income taxes	$9,837	4,809	4,298

In this reconciliation, the category "Other, net" consists of changes in unrecognized tax benefits, permanent tax differences related to non-deductible expenses, special tax rates and tax credits, interest and penalties, and adjustments to prior year estimates.

The types of temporary differences and their related tax effects that give rise to deferred tax assets and deferred tax liabilities at September 30, are presented below (in thousands):

	2013	2012
Deferred tax liabilities:		
Property and equipment	$22,650	18,535
Depletion	479	453
Unrealized rents	1,803	1,608
Prepaid expenses	1,306	1,913
Gross deferred tax liabilities	26,238	22,509
Deferred tax assets:		
Insurance liabilities	786	1,744
Employee benefits and other	2,758	2,508
Gross deferred tax assets	3,544	4,252
Net deferred tax liability	$22,694	18,257

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2013	2012
Balance at October 1	$ -	51
Reductions due to lapse of statute of limitations	-	(51)
Balance at September 30	$ -	-

The Company files income tax returns in the U.S. and various states which are subject to audit for up to five years after filing.

9. Employee Benefits.
The Company and certain subsidiaries have a savings/profit sharing plan for the benefit of qualified employees. The savings feature of the plan incorporates the provisions of Section 401(k) of the Internal Revenue Code under which an eligible employee may elect to save a portion (within limits) of their compensation on a tax deferred basis. The Company contributes to a participant's account an amount equal to 50% (with certain limits) of the participant's contribution. Additionally, the Company may make an annual discretionary contribution to the plan as determined by the Board of Directors, with certain limitations. The plan provides for deferred vesting with benefits payable upon retirement or earlier termination of employment. The Company's cost was $696,000 in 2013, $669,000 in 2012 and $632,000 in 2011.

The Company has a Management Security Plan (MSP) for certain officers and key employees. The accruals for future benefits are based upon the remaining years to retirement of the participating employees and other actuarial assumptions. Life insurance on the lives of one of the participants has been purchased to partially fund this benefit and the Company is the owner and beneficiary of that policy. The expense for fiscal 2013, 2012 and 2011 was $176,000, $161,000 and $150,000, respectively. The accrued benefit under this plan as of September 30, 2013 and 2012 was $1,351,000 and $1,232,000 respectively.

The Company provides certain health benefits for retired employees. Employees may become eligible for those benefits if they were employed by the Company prior to December 10, 1992, meet the service requirements and reach retirement age while working for the Company. The plan is contributory and unfunded. The Company accrues the estimated cost of retiree health benefits over the years that the employees render service. The accrued postretirement benefit obligation for this plan as of September 30, 2013 and 2012 was $357,000 and $361,000, respectively. The net periodic postretirement benefit cost was $15,000, $5,000 and $18,000 for fiscal 2013, 2012, and 2011, respectively. The discount rate used in determining the Net Periodic Postretirement Benefit Cost was 4.0% for 2013, 4.0% for 2012 and 5.0% for 2011. The discount rate used in determining the Accumulated Postretirement Benefit Obligation (APBO) was 4.0% for 2013, 4.0% for 2012 and 5.0% for 2011. No medical trend is applicable because the Company's share of the cost is frozen.

10. Business Segments.

The Company operates in three reportable business segments. The Company's operations are substantially in the Southeastern and Mid-Atlantic states.

The transportation segment hauls petroleum and other liquids and dry bulk commodities by tank trailers. The Company's real estate operations consist of two reportable segments. The Mining royalty land segment owns real estate including construction aggregate royalty sites and parcels held for investment. The Developed property rentals segment acquires, constructs, and leases office/warehouse buildings primarily in the Baltimore/Northern Virginia/Washington area and holds real estate for future development or related to its developments.

The Company's transportation and real estate groups operate independently and have minimal shared overhead except for corporate expenses. Corporate expenses are allocated in fixed quarterly amounts based upon budgeted and estimated proportionate cost by segment. Unallocated corporate expenses primarily include stock compensation and corporate aircraft expenses. Reclassifications to prior period amounts have been made to be comparable to the current presentation.

Operating results and certain other financial data for the Company's business segments are as follows (in thousands):

	2013	2012	2011
Revenues:			
Transportation	$ 112,120	103,476	97,801
Mining royalty land	5,302	4,483	4,261
Developed property rentals	22,352	19,555	18,044
	$ 139,774	127,514	120,106
Operating profit:			
Transportation	$ 11,119	9,107	9,602
Mining royalty land	4,739	3,905	3,507
Developed property rentals	9,427	5,497	5,874
Corporate expenses:			
Allocated to transportation	(1,765)	(1,631)	(1,574)
Allocated to mining land	(731)	(674)	(650)
Allocated to developed prop.	(1,094)	(1,012)	(975)
Unallocated	(1,261)	(1,091)	(1,415)
	(4,851)	(4,408)	(4,614)
	$ 20,434	14,101	14,369
Interest expense:			
Mining royalty land	$ 59	40	37
Developed property rentals	2,461	2,598	3,309
	$ 2,520	2,638	3,346
Capital expenditures:			
Transportation	$ 15,612	10,459	6,743
Mining royalty land	-	11,039	-
Developed property rentals:			
Capitalized interest	1,863	1,646	1,232
Internal labor	418	609	603
Real estate taxes (a)	904	(1,209)	1,212
Other costs (b)	19,751	11,804	8,082
	$ 38,548	34,348	17,872

(a)Includes a $2,311 receivable on previously capitalized real estate taxes on the Anacostia property for fiscal 2012.
(b)Net of 1031 exchange of $4,941 for fiscal 2011.

	2013	2012	2011
Depreciation, depletion and amortization:			
Transportation	$ 7,401	6,750	6,269
Mining royalty land	105	112	111
Developed property rentals	6,141	5,729	5,222
Other	418	403	608
	$ 14,065	12,994	12,210
Identifiable net assets at September 30:			
Transportation	$ 49,410	42,642	39,001
Discontinued Transportation Operations	-	-	114
Mining royalty land	40,008	39,695	28,295
Developed property rentals	195,476	184,358	175,618
Cash items	502	6,713	21,026
Unallocated corporate assets	1,697	2,297	2,336
	$ 287,093	275,705	266,390

11. Fair Value Measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 means the use of quoted prices in active markets for identical assets or liabilities. Level 2 means the use of values that are derived principally from or corroborated by observable market data. Level 3 means the use of inputs are those that are unobservable and significant to the overall fair value measurement.

As of September 30, 2013 the Company had no assets or liabilities measured at fair value on a recurring or non-recurring basis. During fiscal 2011 the corporate aircraft was placed back in service and depreciation was re-commenced. Prior to that it was recorded at fair value based on level 2 inputs for similar assets in the current market on a non-recurring basis as it was deemed to be other-than-temporarily impaired. The first quarter of fiscal 2011 included $300,000 for the impairment to estimated fair value of the corporate aircraft.

At September 30, 2013 and 2012, the carrying amount reported in the consolidated balance sheets for cash and cash equivalents, short-term notes payable and revolving credit approximate their fair value based upon the short-term nature of these items.

The fair values of the Company's other mortgage notes payable were estimated based on current rates available to the Company for debt of the same remaining maturities. At September 30, 2013, the carrying amount and fair value of such other long-term debt was $49,904,000 and $53,252,000, respectively. At September 30, 2012, the carrying amount and fair value of other long-term debt was $62,370,000 and $67,379,000, respectively.

12. Contingent Liabilities.
Certain of the Company's subsidiaries are involved in litigation on a number of matters and are subject to certain claims which arise in the normal course of business. The Company has retained certain self-insurance risks with respect to losses for third party liability and property damage. There is a reasonable possibility that the Company's estimate of vehicle and workers' compensation liability for the transportation segment or discontinued operations may be understated or overstated but the possible range can not be estimated. The liability at any point in time depends upon the relative ages and amounts of the individual open claims. In the opinion of management none of these matters are expected to have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

Preliminary testing completed in the summer of 2012 on the portion of the site that will contain Phase I of the four phase master development known as RiverFront on the Anacostia in Washington, D.C. indicated the presence of contaminated material that will have to be specially handled in the event of excavation in conjunction with construction. There are certain contaminants that we believe are a result of normal operations of our previous tenant over the long-term due to documented releases from an underground storage tank which was located within Phase I along with other activities by the tenant on the property. We are in the process of discussing financial responsibility for these costs with our prior tenant. To date discussions remain unresolved but it is our position that the tenant is responsible by terms of the lease and environmental laws. Notwithstanding this, as a result of the agreements in place with MRP, we have a financial responsibility to MRP up to a proposed cap of $1.871 million to appropriately handle the removal of the known hazardous substances on Phase I of the property. We recorded an expense in the fourth quarter of fiscal 2012 of $1,771,000 for this environmental remediation liability which is the lower end of the range of estimates. The actual expense may be materially higher or lower depending upon the determined responsibility of the prior tenant, our ability to collect from such prior tenant and actual costs incurred. Further testing during the fourth quarter of fiscal 2013 revealed the existence of contamination on the other three phases and we are requesting the prior tenant take financial responsibility for removal of this contamination as well. The Company has no obligation to remediate this contamination on Phases II, III and IV until such time as it commences construction there.

13. Commitments.
The Company, at September 30, 2013, had entered into various contracts to develop real estate with remaining commitments totaling $5,024,000, and to purchase transportation equipment for approximately $4,931,000. The Company has committed to make an additional capital contribution of up to $58,000 dollars to Brooksville Quarry, LLC in connection with a joint venture with Vulcan.

14. Concentrations.
The transportation segment primarily serves customers in the industries in the Southeastern U.S. Significant economic disruption or downturn in this geographic region or these industries could have an adverse effect on our financial statements.

During fiscal 2013, the transportation segment's ten largest customers accounted for approximately 54.2% of the transportation segment's revenue. One of these customers accounted for 20.0% of the transportation segment's revenue. The loss of any one of these customers would have an adverse effect on the Company's revenues and income. Accounts receivable from the transportation segment's ten largest customers was $3,565,000 and $2,988,000 at September 30, 2013 and 2012, respectively.

The mining royalty land segment has one lessee that accounted for 73.5% of the segment's revenues and $163,000 of accounts receivable at September 30, 2013. The loss of this customer would have an adverse effect on the segment.

The Company places its cash and cash equivalents with high credit quality institutions. At times such amounts may exceed FDIC limits.

15. Discontinued Operations.
In August 2009 the Company sold its flatbed trucking company, SunBelt Transport, Inc. ("SunBelt"). SunBelt has been accounted for as discontinued operations in accordance with ASC Topic 205-20 Presentation of Financial Statements – Discontinued Operations. All periods presented have been restated accordingly.

In December 2010, a subsidiary of the Company, Florida Rock Properties, Inc., closed a bargain sale of approximately 1,777 acres of land in Caroline County, Virginia, to the Commonwealth of Virginia, Board of Game and Inland Fisheries. The purchase price for the property was $5,200,000, subject to certain deductions. The Company also donated $5,599,000 primarily for the value of minerals and aggregates and recognized a $2,126,000 permanent tax benefit. The $2,126,000 permanent tax benefit was recorded to income taxes receivable for $303,000 and offset to long-term deferred tax liabilities of $1,823,000. Actual realization of the $1,823,000 in deferred taxes will depend on taxable income, income tax rates, and income tax regulations over the 5 year carry forward period. The Company's book value of the property was $276,000.

A summary of discontinued operations is as follows (in thousands):

	2013	2012	2011
Revenue	$ -	50	60
Operating expenses	-	(107)	(302)
Gain on sale before taxes	-	-	4,665
Income before income taxes	$ -	157	5,027
Permanent tax benefit	-	-	2,126
Provision for income taxes	-	(60)	(1,931)
Income from discontinued operations	$ -	97	5,222

The amounts included in the above totals for the bargain sale is as follows (in thousands):

	2013	2012	2011
Revenue	$ -	-	-
Operating expenses	-	-	-
Gain on sale before taxes	-	-	4,665
Income before income taxes	$ -	-	4,665
Permanent tax benefit	-	-	2,126
Provision for taxes	-	-	(1,823)
Income from discontinued operations	$ -	-	4,968

16. Real Estate Held for Sale.

During the summer of 2012 Commonwealth Avenue in Jacksonville, Florida, a 50 acre site near the western beltway of Interstate-295 capable of supporting approximately 500,000 square feet of warehouse/office build-out, was placed under contract for sale as a reverse 1031 exchange for the purchase of mining land near Lake Louisa, Florida. The sale closed in November, 2012 for a sale price of $2 million which will result in a gain of $1.1 million before income taxes in fiscal 2013. Book value of the property was $732,000 at September 30, 2012 and was classified as real estate held for sale as of September 30, 2012.

In September 2012 the Company received a non-binding letter of intent to sell phase 1 of the Windlass Run Residential property located in southeastern Baltimore County, Maryland. The sale closed with another buyer in August 2013 for $8 million. Book value of the property was $2,753,000 at September 30, 2012 and was classified as real estate held for sale as of September 30, 2012.

17. Unusual or Infrequent Items Impacting Quarterly Results.

Discontinued operations, net for the first quarter of fiscal 2011 included a book gain on the exchange of property of $4,968,000 after tax (see note 15).

Operating profit in the fourth quarter of fiscal 2011 decreased primarily due to an increase in the Transportation segment's insurance and losses of $1,204,000 due to two severe non-preventable incidents in the last four months of fiscal 2011 combined with higher health insurance claims incurred.

Income from continuing operations for the first quarter of fiscal 2012 included a gain on termination of sale contract in the amount of $1,039,000 before income taxes for the receipt of non-refundable deposits related to the termination of an agreement to sell the Company's Windlass Run Residential property.

Operating profit for the developed property rentals segment includes an expense in the fourth quarter of fiscal 2012 of $1,771,000 for an estimated environmental remediation liability which is the lower end of the range of estimates. The actual expense may be materially higher or lower depending upon the determined responsibility of the prior tenant, our ability to collect from such prior tenant and actual costs incurred.

In November 2012 the Company sold its Commonwealth property in Jacksonville, Florida resulting in gain of $1,116,000 before income taxes. The book value of the property was $723,000.

On June 3, 2013 the Company prepaid the $7,281,000 remaining principal balance on a 6.12% mortgage under an early prepayment provision the note allowed after 7.5 years. The prepayment penalty of $382,000 is included in interest expense. The remaining deferred loan costs of $175,000 were also included in interest expense. On July 31, 2013 the Company prepaid the $279,000 remaining principal balance on a 7.97% mortgage. The cost of the prepayment included a penalty of $7,000.

In July 2013 the Company sold 15.18 acres of land at Patriot Business Park for a sales price of $4,775,000 resulting in a gain of $341,000 before income taxes. The book value of the property was $3,603,000. At September 30, 2013 cash held in escrow included $835,000 and a deferred gain of $41,000 was recorded, both related to future obligations of the Company pertaining to this sale which will be satisfied during fiscal 2014.

In August 2013 the Company sold 5.38 acres of land at Hollander 95 Business Park and recorded a gain before income taxes of $514,000. The book value of the property was $595,000. At September 30, 2013 a deferred gain of $109,000 was recorded related to future obligations of the Company pertaining to this sale. In August 2013 the Company sold phase 1 of the Windlass Run Residential property and recorded a gain of $4,928,000 before income taxes. The book value of the property was $2,971,000. The Company also sold 284 acres of Gulf Hammock mining property in August 2013 and recorded a gain of $433,000 before income taxes. The book value of the property was $296,000. Cash held in escrow at September 30, 2013 includes the gross proceeds of $734,000 from the Gulf Hammock sale held by a 1031 intermediary.

Accrued insurance liabilities decreased $2,490,000 during fiscal 2013 due to payments to our new insurer under a captive agreement along with payment in settlement of three unusually large prior year liability and health claims. Payments under the captive agreement are for the fiscal 2013 year-to-date loss fund as estimated in advance using actuarial methodology. The captive agreement provides that we will share in the underwriting results, good or bad, within a $250,000 per occurrence layer of loss through retrospective premium adjustments.

The Company reached an agreement with the District of Columbia in November 2011 concerning the assessed value of the Company's property resulting in a credit due to the Company. The taxes previously paid relating to the property were capitalized to the cost of the land as we are actively pursuing development of the property. The entry to record this agreement was to establish a receivable for the taxes and to credit the cost of the land in the amount of $2,311,000. It is anticipated that the remaining $1,576,000 receivable as of September 30, 2013 including interest will be collected in fiscal 2014.

18. Subsequent Event.
The Company's transportation segment acquired certain assets of Pipeline Transportation, Inc. on November 7, 2013. Pipeline's operations have been conducted in the Florida and Alabama markets also served by Florida Rock and Tank Lines, Inc. For the twelve month period ending June 30, 2013, Pipeline had gross revenues of just over $16,500,000.

On November 4, 2013 the Company signed an agreement to sell 4.4 acres of land at Patriot Business Park for a purchase price of $2,000,000 subject to receipt by Purchaser of certain governmental approvals, and the Company's obligations related to future site and offsite development. The book value of the property at September 30, 2013 was $1,303,000. It is expected to settle sometime towards the end of calendar year 2014.

19. Riverfront I Joint Venture.
On March 30, 2012 the Company entered into a Contribution Agreement with MRP SE Waterfront Residential, LLC. ("MRP") to form a joint venture to develop the first phase only of the four phase master development known as RiverFront onthe Anacostia in Washington, D.C. The purpose of the Joint Venture is to develop, own, lease and possibly sell an approximately 300,000 square foot residential apartment building (including approximately 18,000 square feet of retail) on a portion of the roughly 5.82 acre site. The joint venture, Riverfront Investment Partners I, LLC ("Riverfront I) was formed in June 2013 as contemplated. The Company's cost of the property to be contributed of $5,839,000 was transferred from Property, plant and equipment to Investment in joint ventures and is accounted for under the equity method of accounting. MRP will contribute capital of at least $4,000,000 to the joint venture including development costs paid prior to formation of the joint venture. MRP will raise any additional equity capital and obtain a nonrecourse loan for the balance of the estimated construction and lease up costs. At this point the Company anticipates commencement of construction of Phase I in mid 2014 with lease up scheduled between late 2015 and all of 2016. The Company's equity interest in the joint venture will be determined based on leverage of the entity, additional cash contributions by the Company, and negotiations with potential third partners.

20. Transit Business Park Acquisition.
On June 20, 2013, the Company purchased for approximately $8 million, Transit Business Park in Baltimore, Maryland which consists of 5 buildings on 14.5 acres totaling 232,318 square feet. The Company has accounted for this acquisition in accordance with the provisions of ASC 805, Business Combinations (ASC 805). The Company has allocated the purchase price of the property, through the use of a third party valuation, based upon the fair value of the assets acquired, consisting of land, buildings and intangible assets, including inplace leases and below market leases. Based on the third party valuation performed, the purchase price has been allocated to the fair value of the in-place leases, above market leases and below market leases. These deferred leasing intangible assets are recorded within Other assets and Other liabilities in the consolidated balance sheets as of September 30, 2013. The value of the in-place lease intangibles will be amortized to amortization expense over the remaining lease terms. The fair value assigned pertaining to the above market in-place leases values are amortized as a reduction to rental revenue, and the below market in-place lease values are amortized as an increase to rental revenue over the remaining non-cancelable terms of the respective leases.

The Company will recognize the amortization related to these intangible assets according to the following schedule:

	In-place Leases	Above Market Leases	Below Market Leases
Initial Values	$ 806,000	48,000	156,000
Annual Amortization:			
2013	$ 121,000	3,000	24,000
2014	347,000	12,000	68,000
2015	237,000	11,000	51,000
2016	74,000	11,000	13,000
2017	27,000	11,000	-
2018	-	-	-

Management's Report on Internal Control Over Financial Reporting

The management of Patriot is responsible for establishing and maintaining adequate internal control over financial reporting. Patriot's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Patriot's management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2013 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 1992 Internal Control-Integrated Framework. Based on this assessment, management believes that, as of September 30, 2013, the Company's internal control over financial reporting is effective..

Report of Independent Registered Certified Public Accounting Firm

The Shareholders and Board of Directors
Patriot Transportation Holding, Inc.

We have audited the accompanying consolidated balance sheets of Patriot Transportation Holding, Inc. as of September 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholder's equity, and cash flows for years ended September 30, 2013, 2012 and 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patriot Transportation Holding, Inc. as of September 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for the years ended September 30, 2013, 2012 and 2011 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Patriot Transportation Holding, Inc.'s internal control over financial reporting as of September 30, 2013, based on criteria established in the 1992 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Patriot Transportation Holding, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2013, based on criteria established in the 1992 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Hancock Askew & Co., LLP

Hancock Askew & Co., LLP

December 4, 2013
Savannah, Georgia

Directors

Thompson S. Baker II (1)
President and Chief Executive Officer of the Company

John D. Baker II (1)
Executive Chairman

Edward L. Baker (1)
Chairman Emeritus

John E. Anderson
Former President and Chief Executive Officer of Patriot Transportation Holding, Inc.

Charles E. Commander III (2)(4)
Retired Partner
Foley & Lardner

Luke E. Fichthorn III
Private Investment Banker,
Twain Associates

Robert H. Paul III (2)(3)(4)
Chairman of the Board of
Southeast Atlantic Capital, LLC

H. W. Shad III (2)
Owner, Bozard Ford Company

Martin E. Stein, Jr. (3)(4)
Chairman and Chief Executive Officer of
Regency Centers Corporation

James H. Winston (3)
President of LPMC of Jax, Inc. and
Citadel Life & Health Insurance Co.

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Nominating Committee

Officers

John D. Baker II
Executive Chairman

Thompson S. Baker II
President and Chief Executive Officer

John D. Milton, Jr.
Executive Vice President, Treasurer, Secretary and Chief Financial Officer

David H. deVilliers, Jr.
Vice President
President, FRP Development Corp. and
Florida Rock Properties, Inc.

John D. Klopfenstein
Controller and Chief Accounting Officer

Robert E. Sandlin
Vice President
President, Florida Rock & Tank Lines, Inc.

Patriot Transportation Holding, Inc.
200 West Forsyth Street, 7th Floor
Jacksonville, Florida, 32202
Telephone: (904) 396-5733

Annual Meeting
Shareholders are cordially invited to attend the Annual Shareholders Meeting which will be held at 10 a.m. local time, on Wednesday, February 5, 2014 at a location to be determined. Please call us if you are interested in attending.

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
Telephone: 1-800-937-5449

General Counsel
Nelson Mullins Riley & Scarborough LLP
Jacksonville, Florida

Independent Registered Certified Public Accounting Firm
Hancock Askew & Co., LLP
Savannah, Georgia

Common Stock Listed
The Nasdaq Stock Market
(Symbol: PATR)

Form 10-K
Shareholders may receive without charge a copy of Patriot Transportation Holding, Inc.'s annual report on Form 10-K for the fiscal year ended September 30, 2013 as filed with the Securities and Exchange Commission by writing to the Treasurer at 200 West Forsyth Street, 7th Floor, Jacksonville, Florida 32202. The most recent certifications by our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

Company Website
The Company's website may be accessed at www.patriottrans.com. All of our filings with the Securities and Exchange Commission can be accessed through our website promptly after filing. This includes annual reports on Form 10-K, proxy statements, quarterly reports on Form 10-Q, current reports filed or furnished on Form 8-K and all related amendments.

PATRIOT TRANSPORTATION HOLDING, INC.
200 W. FORSYTH STREET, 7TH FLOOR
JACKSONVILLE, FL 32202
NASDAQ: PATR

2013 Annual Report

TRANSPORTATION




11500

REAL ESTATE

MINING ROYALTIES

